ARS

NCR

03017254



P.E. 12-31-02

NCR CORP

revenue


data warehousing
financial self service
retail store automation
systemedia
payment and imaging
customer services
other
2002
2001
2000



operating income and operating cash flow

shown in millions


2002
$189
$247
2001
$146
$186
2000
$171
$205

operating income ∘ operating cash flow

free cash flow improvement

shown in millions


$167
$41
($458)

year-over-year improvement in free cash flow
(operating cash flow less capital expenditures)

NCR CORPORATION is a leading global technology company that helps businesses build stronger relationships with their customers. We have offices and distribution facilities in more than 100 countries and territories to support our large and geographically diverse customer base. NCR is the technology leader in enterprise data warehousing. We are the best at integrating strategic, tactical and event-driven decision-making into a single, centralized view of the business through various customer contact channels. Additionally, our automated teller machines (ATMs), Web-enabled kiosks, retail self-checkout technology and point-of-sale (POS) workstations maximize the value of customer interactions. Supported by global maintenance and consulting services, NCR's solutions provide our customers with the competitive edge required to be successful today and in the future.



More than 100 years ago, John H. Patterson, NCR's founder, gained a worldwide reputation as a pioneer of advanced sales techniques including the first use of sales quotas. Our sales force is just as critical to our success today as it was then. Pictured above and on the cover are NCR salespeople who were recognized for their successes in 2002 through attaining Century Point Club (CPC) status, which honors salespeople who have achieved 100 percent of their sales-order quota. Additionally, some of those pictured were also named Chairman's Award Winners.

contents



DEAR FELLOW SHAREHOLDER:

There is no question that 2002 was a challenging year for everyone, including NCR. Clearly, we were disappointed with the company's overall performance for the year. Strong performances in Teradata® Data Warehousing and Financial Self Service were offset by softness in our Retail Store Automation and Customer Services business segments.

Teradata Data Warehousing outpaced its industry in terms of revenue growth and gained market share in 2002. We added approximately 100 new customers during the year, increasing the annuity-like revenue stream created as existing customers upgrade their data warehouses. Additionally, we further extended our technological lead over data warehouse products in the marketplace with the release of Teradata Warehouse 7.0. In 2002, this business generated a significant annual operating profit. We made the right decision when we chose to cultivate and support this business through investment in research and development, as well as in the sales and professional services organizations. We're very pleased with the consistent execution of this business plan over the past several years.

Despite continued margin pressures in Europe, Financial Self Service delivered a solid performance and gained market share, remaining the ATM market leader for the sixteenth consecutive year. This performance was driven by strong growth in the Asia-Pacific region, primarily in China and India. The strategic decisions we made to invest in manufacturing facilities, distribution channels and ATM management centers are now delivering results and supporting our growth in these markets. The Asia-Pacific region has become a major contributor of revenue to our Financial Self Service business.

Our Systemedia and Payment and Imaging businesses also performed well in 2002. Systemedia achieved revenue growth and improved profitability by changing its product mix and reducing costs in manufacturing and supply-line management. We also saw improved profitability in our Payment and Imaging business as a result of product cost reductions and a streamlined expense structure, which offset a revenue decline largely due to the sale of our item-processing outsourcing business at the end of 2001.

In Retail Store Automation, we saw sizeable revenue declines as retailers continued to limit capital spending. This decline, combined with competitive pricing pressure and excess cost in our supply chain, hindered our ability to improve our operating performance in this business. However, key wins in the second half of the year provide good momentum for 2003.

With unmatched retail industry experience and the broadest portfolio of products and services, we plan to continue to build and strengthen our market position while aggressively managing costs.

In the Customer Services segment, we made solid progress reducing costs in this high fixed-cost business. However, this was offset by pricing pressure and lower overall revenue, as well as declining revenue from higher-margin maintenance contracts associated with businesses NCR exited in the 1990s. We are very focused on capturing every maintenance dollar associated with NCR's core products and saw meaningful growth in this space in Financial Self Service and Retail Store Automation in 2002. We also are seeing signs of increased demand for our managed services – the management and operational support of a customer's information technology (IT) infrastructure.

Going forward, we are focused on accelerating the improvement in the operating results of our Financial Self Service, Retail Store Automation and Customer Services businesses in order to enhance the profitability of NCR as a whole. Within these businesses we believe there is tremendous opportunity to take market share, drive higher gross margins and aggressively manage expenses through improved process control. Over the last several months, we have gained significant momentum toward capitalizing on these opportunities.

Additionally, we are simplifying both our front- and back-end processes and streamlining our support structure to further drive cost and expense out of our businesses. A few years ago, we made a strategic decision to adopt a global business model. We eliminated the country-centric model that had been in place for over 100 years and replaced it with a global business-unit structure. The move to global processes has taken more time. Over the past two years, we have taken cost and expense out of our company, but we can do more.

For example, in Retail Store Automation and Financial Self Service we are working to lower the cost of our supply chain and improve time to market. We believe we can shorten the time from order to installation by reducing the number of times we move or handle components and products. This will decrease our inventory, handling, freight and warehousing costs.

In Customer Services, we are consolidating call centers, standardizing our replacement parts distribution model and simplifying service offers in our continuing effort to lower the costs of delivering maintenance and related services. Concurrently, we are deploying a new productivity model for the scheduling and dispatching of our customer engineers.

And in order to improve efficiency and streamline back-office processes, we are migrating to a new enterprise resource planning (ERP) system. This will further leverage our internal enterprise data warehouse and related software applications and enforce strict discipline around global, standardized applications. Implementation in the Asia-Pacific region is already complete and we will add the Americas region by mid-2003, finishing the global deployment in early 2004.

A simplified, rationalized cost structure will allow us to compete more effectively in the marketplace. But given current economic conditions, we are not counting on market improvement or expecting any increase in IT capital spending in 2003. For that reason, we are assuming no overall revenue growth. Nonetheless, even with flat revenue, we expect to deliver improved operating performance in 2003 as we reduce our cost and expense structures and simplify processes.

We will keep driving for significant, continuous improvement, positioning NCR for long-term success while generating near-term results, particularly in the areas of revenue growth and product cost and infrastructure expense reductions. And we expect to continue to improve cash flow and preserve our strong cash position.

The entire company is aligned around delivering the best value proposition to our customers, building the best sales organization and providing the best service in the marketplace. We recognize that we must excel in these areas in order to unlock NCR's future growth potential, and we are removing every distraction possible that takes resources and energy away from this goal.

We believe that the products and solutions delivered by our R&D organizations are the best we've had in years. We have market-leading technologies that deliver tangible value. We have great people who are passionate about the customer and obsessed with winning against competition. We are convinced that our efforts will ensure we deliver solid operating performance to our shareholders, and we will be relentless in this pursuit.

Sincerely,

Lars Nyberg
Chairman of the Board

Mark Hurd
President and
Chief Executive Officer

NCR is uniquely positioned to deliver COMPLETE SOLUTIONS – hardware, software, global support and consulting services, and business consumables – that address critical strategic and operational issues for both the development and management of business relationships.

Teradata Data Warehousing outpaced the industry in 2002 with revenue growth of 7 percent, including 17 percent growth in maintenance revenue. Profitability improved by $165 million year-over-year, marking the first year the Teradata solution has generated operating profit. Companies are continuing to install and upgrade enterprise-wide data warehouses due to their strategic nature and the significant cost savings versus utilizing a data-mart approach.

In addition to a dozen awards won in partnership with its customers in 2002, NCR's Teradata Division was selected by Intelligent Enterprise Magazine via its Editor's Choice Awards as the most influential technology provider for its leadership in enabling the "intelligent enterprise." This award focused on the strength of Teradata's latest data warehouse solution: Teradata Warehouse 7.0.

However, the best endorsement of Teradata data warehousing's business value comes from the companies who invest in Teradata technology. For each of the past three years, we have added approximately 100 new customers, with virtually no customer churn, creating an increasing annuity-like revenue stream as existing customers continue to upgrade their data warehouses. New customers who chose to implement a Teradata data warehouse in 2002 included: Capital One, Vodafone, Salk Institute of Biological Studies, Shaw's Supermarkets, London Stock Exchange, Taiwan Semiconductor Manufacturing Company, Blue Cross/Blue Shield of North Carolina, Fleming Foods and the U.S. Defense Information Systems Agency, among others.

The Teradata data warehouse platform is the acknowledged performance standard, set apart from the competition by superior technology that delivers significant business value. For the fourth consecutive time, technology industry consultant Gartner recognized the Teradata database as best-in-class for data warehousing in its 2002 "Application Server Evaluation Model Report."[1] Additionally, the release of Teradata Warehouse 7.0 further extends our technological lead over other data warehouse products in the marketplace by delivering an unmatched data warehousing value proposition with new features that advance active data warehousing, allowing "right-time" analytics and decision support across the enterprise.

NCR's **Financial Self Service** division remained the ATM global market leader for the sixteenth consecutive year, driven by strong growth in the Asia-Pacific region, primarily in China and India. Production at our Beijing plant is up significantly, driven by strong demand in the region. In 2002, we won more than 60 percent of the total "Central Buy" in China. To support growth in India, NCR expects to develop an ATM manufacturing facility in 2003, and has already opened an ATM channel management center. This channel management facility, the first of its kind in Asia, utilizes computerized tools and 24/7 operations to support a full range of financial self-service solutions and ATM network management. NCR now offers regional manufacturing, delivery and services capabilities.

In the more mature North American and European markets, our Financial Self Service business is poised to take advantage of the advanced-function ATM and convenience banking expansion. ATMs are an underutilized channel as they can facilitate more advanced functions



TERADATA DATA WAREHOUSING

than just dispensing cash, such as the automation of check cashing and envelope-free cash and check deposits. In the area of deposit automation, NCR has more than 50 customers around the world, some of whom have already achieved per-transaction cost reductions of 30-75 percent.

In July of 2002, 7-Eleven, the largest chain in the convenience retailing industry, contracted with NCR to deploy and support self-service virtual commerce (Vcom) kiosks in 1,000 of its stores. 7-Eleven recognized NCR as the only industry player with a total solution,

[1] Gartner "IBM's Regatta Still Lags NCR Teradata in Data Warehousing," A. Butler and K. Strange, September 17, 2002.

comprising both ATM hardware and browser-based APTRA™ software. Worldwide, NCR is currently leading over 100 APTRA projects, and financial institutions such as Bank One, Halifax Bank of Scotland and Fleet are also moving to NCR's APTRA open-software environment. APTRA Edge is an open, Windows-based, vendor-independent software. It reduces development and operating costs and provides a platform to generate revenue by enabling ATMs to behave and be controlled in the same way as other modern, Web-based channels.

Our financial self-service value proposition is based on: quality ATM products that provide a broad array of functionality; leadership in multivendor software; and best-in-class project management services, all delivered at an attractive cost of ownership. The initiatives we began in 2002 will improve the profitability of this business as we leverage regional manufacturing capabilities with lower-cost, higher-margin products.



FINANCIAL SELF SERVICE



RETAIL STORE AUTOMATION



SYSTEMEDIA

Our **Retail Store Automation** business was particularly affected by the challenging economy. Despite continuing capital-spending limitations in the retail industry, we have seen early signs of increased investment in NCR's innovative technology, the best product line we have offered in a number of years. Newly redesigned to provide increased functionality and flexibility at a lower total cost of ownership, our portfolio of POS terminals, scanners and self-checkout solutions offer greater value to the retailer.

We began the installation of our new generation NCR RealPOS™ terminals throughout The Home Depot's 1,400 U.S. stores in the fourth quarter of 2002, with a targeted completion in mid-2003. These new systems are also being deployed by international customers such as Korean retailer Lotte Mart and ColesMyer in Australia.

The Home Depot also selected NCR as its self-checkout provider, and we have begun to install self-checkout systems in approximately 800 of its higher-volume U.S. and Canadian locations. Redesigned in 2002 to incorporate improved functionality, greater modularity and superior flexibility, NCR FastLane™ is gaining adoption among retailers outside the United States as well, including Marks & Spencer in the UK, Superquinn in Ireland, Finiper in Italy and Big W in Australia.

Additionally, our NCR RealPrice™ electronic shelf label (ESL) solution is being piloted by more than 25 retailers including Safeway UK, which is installing ESLs in 50 stores. At the end of 2002, NCR had installed about two million ESL tags worldwide.

In the case of traditional POS terminals and scanners, our major competitors have also experienced market softness. We believe that NCR continues to maintain its market position and is poised to strengthen that position through technology leadership. Although the current capital-spending environment has inhibited growth in newer solution sales, sizeable wins in the second half of 2002 should lead to revenue growth and market-share gains in 2003. With our new product lines and software offerings, we are even more competitive in the marketplace and attractive to the numerous retailers expected to refresh their technology in the next few years.

The **Systemedia** division achieved both revenue growth and profitability improvement through its move from traditional commoditized products toward products that offer higher margins and better opportunity for revenue growth. As evidence of this success, NCR's Systemedia division was named "Vendor of the Year" by Office Depot in 2002.

Although we are targeting new distribution channels, such as retailers, we continue to focus on increasing our capture rate of NCR's solution customers. About 14 percent of the total spend over the life of an ATM or a POS terminal is for business consumables such as paper rolls and ink cartridges. Systemedia's consumables, when used in an NCR product, increase equipment uptime and reduce service call rates due to fewer paper-related problems, providing financial benefit to both our customers and NCR.

We are working to make it easier for our customers to order their business consumables from us and increase their awareness of the benefits of using NCR specialty media products. As an example, Systemedia's TeleWeb program, a telephone- and Internet-based sales model, has substantially reduced selling and marketing expenses while providing improved customer service. We also are working to improve operating margins in this business through cost-reduction initiatives in our manufacturing and supply-line management areas, as well as producing a number of product lines in-house that we have outsourced in the past.

The **Payment and Imaging** business improved profitability through product cost reductions and a streamlined expense structure, which offset revenue declines primarily resulting from the sale of our item-processing outsourcing business in the fourth quarter of 2001. This business is shifting from traditional paper-based item processing to image processing, which is the use of a machine-readable electronic image of an item such as a check. As demand for paper-based item processing is expected to decline, our focus in this area is on product cost leadership and operational efficiency to improve profitability. In imaging, we see growth in providing end-to-end solutions to the market including the capture, archiving and exchange of check images. NCR has the largest share in this targeted market, and we expect to grow faster than the market, primarily due to taking share in the item-processing space and from expected growth in imaging solutions.



PAYMENT AND IMAGING



CUSTOMER SERVICES

"The Check Truncation Act for the 21st Century," or "Check 21" as it has been called, may provide an area of tremendous opportunity for NCR. This proposed legislation, would allow a bank to scan the image of a check, essentially turning it into an electronic check image at the point of presentment. If passed, this legislation should improve the efficiency of the payments system by enabling banks to expand the use of electronic images in the collection, clearing and return of checks, and reducing the reliance on expensive air and ground courier services to move physical paper checks through the banking system. It is estimated that the annual benefit to the industry would range from $2 billion to $3 billion in expense reductions, earlier funds availability and fraud reduction.

About half of the top U.S. banks, representing more than 50 percent of U.S. check volume, are already preparing to seize this opportunity through the formation of a consortium to pilot check-image exchange beginning in the first quarter of 2004. This consortium, along with the passage of Check 21, should provide NCR with increased opportunities to sell our imaging and distributed-capture solutions to assist banks in reducing their operating costs, improve their customer service and drive revenue-generating opportunities through increased check-image services.

Our **Customer Services** division directly provides businesses around the world with traditional hardware and software implementation and maintenance support services, as well as expanded service offerings. We provide these services to support NCR solutions, such as Financial Self Service and Retail Store Automation, as well as competitors' products. We also partner with technology, networking and systems suppliers, such as Dell Computer, Cisco Systems, Sun Microsystems and others, to provide services.

The division's year-over-year decrease in revenue reflected declining file value from exited businesses and market weakness that affected overall company revenues and resulted in a decline of service revenue from new NCR solution sales. Additionally, softness in the third-party contracts market led to a decrease in revenue from the maintenance of third-party products. These revenue declines, combined with pricing pressure, offset cost reductions and drove lower year-over-year operating margins. However, we achieved meaningful maintenance revenue growth in the Financial Self Service and Retail Store Automation solutions. Also, in the second half of 2002, demand for managed services increased. Through this program, NCR dedicates resources to managing and supporting a customer's IT infrastructure and provides the intelligence customers require for improving efficiencies and reducing cost and risk.

In 2003, we are driving future revenue growth in managed services and our core solution maintenance offerings. We plan to increase our maintenance capture rate of both NCR and competitor ATMs and POS products, and win incremental maintenance business in high-availability services. We have seen initial improvement in the effectiveness of NCR's sales efforts due to the integration of maintenance service sales into each of our business units, and we expect additional success. We are continuing to implement customer profitability initiatives at the account level and streamline our order and invoice processing in order to reduce infrastructure costs and expense. Additionally, we are improving our service value proposition through driving the standardization of our service offerings and delivery capabilities, including remote diagnostics and incident resolution.

overview

We provide the technology and services that help businesses interact, connect and relate with their customers. Our market-leading Data Warehousing solutions transform information into knowledge, permitting businesses to respond with programs designed to improve customer acquisition, retention and profitability. Through our presence at customer interaction points, such as automated-teller machines (ATMs), retail point-of-sale (POS) workstations, self-checkout systems, electronic shelf labels (ESLs), and web-enabled kiosks, our Financial Self Service and Retail Store Automation solutions enable companies to capture and process transaction-based information. Services are an essential component of each of our complete offerings, and our Customer Services division is a global leader in information technology (IT) and services delivery.

We provide specific solutions for the retail and financial industries, and through our Data Warehousing and Customer Services businesses, we provide solutions for industries including telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer goods manufacturers and government entities. Our solutions are built on a foundation of long-established industry knowledge and consulting expertise, hardware technology, value-adding software, global customer support services, and a complete line of business consumables and specialty media products.

Our key solutions are categorized as Data Warehousing, Financial Self Service, Retail Store Automation and Customer Services, each of which is a reportable operating segment. In addition, our Systemedia and Payment and Imaging solutions are reportable segments. A seventh segment, Other, primarily relates to third-party computer hardware and related professional and installation services in our high availability and networking services businesses and to a business in Japan that is not aligned with our other segments. Our segments are comprised of hardware, software, professional and installation-related services and customer support services.

We deliver our solutions to customers on a global basis, and categorize our results in four regions: the Americas, Europe/Middle East/Africa (EMEA), Japan and Asia/Pacific excluding Japan (Asia/Pacific).

results of operations

In millions	2002[1]	2001[2]	2000[3]
Consolidated revenue	$ 5,585	$ 5,917	$ 5,959
Consolidated gross margin	1,587	1,794	1,867
Consolidated operating expenses:			
Selling, general and administrative expenses	1,166	1,315	1,329
Research and development expenses	232	293	333
Total consolidated income from operations	$ 189	$ 186	$ 205

[1] Income from operations for 2002 includes real estate consolidation and restructuring charges of $16 million and asset impairment charges of $5 million.

[2] Income from operations for 2001 includes a $39 million provision for uncollectible loans and receivables related to Credit Card Center (CCC), $9 million of integration costs related to acquisitions and $67 million of goodwill amortization.

[3] Income from operations for 2000 includes $38 million for restructuring and other related charges, $25 million for in-process R&D charges related to acquisitions, $2 million for integration costs related to acquisitions and $33 million of goodwill amortization.

Total revenue decreased 6% in 2002 versus the prior year. When adjusted for the impact of foreign currency fluctuations, revenue declined 7%. The revenue decline in 2002 was primarily attributed to lower revenue from exited businesses and the impact of depressed IT capital spending. This adverse capital spending environment impacted our Customer Services and Retail Store Automation businesses while weakness in the European economy and lower upgrade activity following the Euro conversion on January 1, 2002, specifically affected our Financial Self Service solutions. These declines were partially offset by improved performance from Data Warehousing in the Americas and EMEA regions, as well as the continued success of Financial Self Service in the Asia/Pacific region. Total revenue declines in 2002 of 8% in the Americas region, 7% in the EMEA region and 4% in Japan were partially offset by growth in the Asia/Pacific region of 6%. Adjusted for the impact of foreign currency fluctuations, 2002 revenues declined 11% in the EMEA region and 2% in Japan, contrasted to a 4% increase in the Asia/Pacific region.

Total operating income was $189 million in 2002 versus operating income of $186 million and $205 million in 2001 and 2000, respectively. In 2002, total operating income included $5 million of asset impairment charges and $16 million of real estate consolidation and restructuring charges. Excluding the impact of prior year goodwill amortization of $67 million, total operating income decreased $64 million. This decline was mainly due to lower revenue relating to exited businesses, margin erosion due to competitive pressure, lower product revenue and the impact of pension and postemployment changes.

In 2001, total revenue decreased 1% compared to 2000, but increased 2% when adjusted for the impact of foreign currency fluctuations. Revenues reflected declines from exited businesses and the impact of the slow United States (U.S.) economy on capital spending, offset by the strength of our Financial Self Service solutions in the expanding Asia/Pacific marketplace and the EMEA region, specifically due to higher sales and upgrades relating to the conversion to the Euro currency. Total revenue declines in 2001 of 4% in the Americas region and 12% in Japan were partially offset by growth in the EMEA and Asia/Pacific regions of 6% and 9%, respectively. Adjusted for the impact of foreign currency fluctuations, 2001 revenues increased 9% in the EMEA region and 16% in the Asia/Pacific region, contrasted to a 1% decline in Japan.

In 2001, total operating income included a $39 million provision for uncollectible loans and receivables related to Credit Card Center (CCC), $9 million of acquisition-related integration charges and $67 million of goodwill amortization. In addition to these expenses, the decline in total operating income in 2001 reflected a lower mix of higher-margin product revenues versus services revenue and lower customer services margin as a percentage of revenue, partially offset by a reduction in operating expenses.

revenue and operating margin by segment

For purposes of discussing our operating results by segment, we exclude the impact of certain items from operating income, consistent with the manner by which we manage each segment and report our operating segment results under Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." Although such exclusions result in financial information that differs from generally accepted accounting principles (GAAP) in the United States, it is useful to investors because it includes the same information that is used by our management to assess our overall financial performance and the financial performance of our operating segments. Moreover, this non-GAAP information excludes items that reflect management decisions made for the long-term benefit of our company overall, but which may have a disproportional impact, either positively or negatively, within the reporting period, or exclude events that occur infrequently and therefore do not reflect ongoing operational performance within the period. The effects of pension income, goodwill amortization, and other special items as described in Note 12 of Notes to Consolidated Financial Statements have been excluded from the operating income for each reporting segment presented and discussed below. Our segment results are reconciled to total company GAAP results in Note 12 of Notes to Consolidated Financial Statements.

Data Warehousing provides the market-leading Teradata data warehousing database software, hardware platform and related services that enable companies to gain a competitive advantage by more quickly and efficiently analyzing customer behavior and other business information and then delivering that business intelligence to the company's decision-makers. Combining computer hardware, software, professional consulting services, customer support services and third-party software from leading technology firms, our Data Warehousing solutions are designed to enable businesses, across multiple industries, to quickly leverage detailed data into actionable opportunities.

The following table presents Data Warehousing (including hardware and software maintenance) revenue and total operating income (loss) for the years ended December 31:

In millions	2002	2001	2000
Data Warehousing revenue	$ 1,226	$ 1,149	$ 1,134
Data Warehousing operating income (loss)	$ 112	$ (53)	$ (60)

Data Warehousing revenue increased 7% in 2002 compared to 2001, outpacing the industry despite the challenging economic environment. During 2002, Data Warehousing increased product revenues as a result of existing customers upgrading their data warehouses and the addition of approximately 100 new customers. Data Warehousing generated significant year-over-year growth in the insurance, communications, government and retail sectors. In addition, hardware and software maintenance revenue increased as a result of growth in our installed customer base. Data Warehousing solutions experienced revenue growth in the Americas and EMEA regions, partially offset by declines in the Asia/Pacific region and Japan. Operating income improved to $112 million in 2002, compared to an operating loss of $53 million in 2001, primarily attributed to reductions in costs and expenses not aligned to demand-creation activities, as well as higher product and maintenance revenues.

In 2001, revenue increased 1% despite a challenging economic environment compared to 2000. This increase was primarily attributable to an increase in hardware and software maintenance revenue as a result of growth in our installed customer base. The 2001 operating loss improved by $7 million from 2000 due to a lower expense structure which was partially offset by a lower mix of higher-margin hardware and software products, versus lower-margin professional services.

We expect continued revenue growth in 2003 driven by the ability of our Teradata business to grow market share despite the depressed IT capital spending environment. We anticipate that our maintenance revenue will continue to grow as a result of growth in our installed customer base. This expected growth, when combined with our continued focus on cost and expense management, should result in improved operating profitability for Teradata Data Warehousing in 2003.

Financial Self Service provides ATMs and related software, including our APTRA operating system software, to banks, credit unions and retailers. Our market-leading value proposition is based on our high-quality ATM product family which provides a broad array of functionality, our leadership position in multi-vendor software, and our best-in-class project management services, all delivered at an attractive cost of ownership. Our Financial Self Service solutions are designed to quickly and reliably process high volumes of consumer transactions and incorporate advanced features such as web enablement, automated check cashing/deposit, automated cash deposit, bill payment and the dispensing of non-cash items. Financial Self Service solutions enable businesses to reduce costs and generate new revenue streams, as well as enhance customer loyalty.

The following table presents Financial Self Service revenue and total operating income for the years ended December 31:

In millions	2002	2001	2000
Financial Self Service revenue	$ 1,095	$ 1,114	$ 1,077
Financial Self Service operating income	$ 115	$ 168	$ 143

Financial Self Service revenue decreased 2% in 2002 compared to 2001. The revenue decrease in 2002 was driven by a decline in the EMEA region, partially offset by increases in the Asia/Pacific and Americas regions. The revenue decline in the EMEA region was attributed to economic weakness and competitive pressure in Europe. Additionally, there were fewer upgrades and purchases of equipment in 2002 versus higher levels of upgrades in 2001 as financial institutions prepared for the January 1, 2002 conversion to the Euro currency. Growth in the Americas region was related to upgrades and purchases by top tier banks and 7-Eleven's purchase of our advanced function ATMs. Growth experienced in the Asia/Pacific region was primarily driven by strong markets in China and India as an increasing number of financial institutions in these countries are installing ATMs for the first time. The operating income decline in 2002 versus the prior year was mainly due to lower product revenue and competitive pressure in Europe.

In 2001, revenues increased 3% compared to 2000. This increase was due largely to the growth in the Asia/Pacific region, particularly in the emerging markets of India and China, and growth in Europe as banks and financial institutions prepared for the January 1, 2002 conversion to the Euro currency. The operating income increase in 2001 versus 2000 was due primarily to higher volume and lower expenses.

We will leverage our worldwide sales, service and manufacturing presence while we continue to focus on expense management in our Financial Self Service segment in 2003. We will also drive expansion in our business in the Asia/Pacific region as we increase production at our Beijing and India manufacturing facilities. We expect flat revenue in 2003 as continued softness in the European market is expected to offset growth in other regions.

Retail Store Automation provides retail-oriented technologies such as POS terminals, bar-code scanners and software as well as innovative self-checkout systems and electronic shelf labels to retailers. Our retail solutions are industry-tested and have proven their business value in the most extreme of retail environments including high-volume food stores, general merchandisers and fast-food restaurants. Combining our retail industry expertise, software and hardware technologies, and implementation and consulting services, our Retail Store Automation solutions are designed to improve selling productivity and checkout processes, and increase customer satisfaction for our retail customers.

The following table presents Retail Store Automation revenue and total operating (loss) income for the years ended December 31:

In millions	2002	2001	2000
Retail Store Automation revenue	$ 714	$ 834	$ 894
Retail Store Automation operating (loss) income	$ (57)	$ 10	$ 4

Retail Store Automation revenue decreased 14% in 2002 compared to 2001. The revenue decline was primarily the result of decreased revenues in the Americas and Japan regions as retailers continue to delay capital spending. The operating income decline in 2002 was predominately the result of lower revenue, competitive pressures and transition costs relating to our supply chain.

In 2001, revenue decreased 7% compared to 2000 due largely to post Y2K and the continued constrained capital spending of retailers. The improvement in operating income in 2001 was primarily the result of lower cost and expense.

We expect to see revenue growth in 2003 driven by 2002 order activity which is likely to be partially offset by continued weakness in the retail marketplace. We should also begin to harvest our research and development investments as our product mix shifts to newer products and the industry prepares for a long-overdue upgrade cycle. Streamlining and lowering the cost in our supply chain, as well as ongoing expense management, will better position Retail Store Automation to improve profitability in 2003.

Systemedia provides business consumables and products including paper rolls for ATMs and POS workstations inkjet and laser printer supplies, thermal transfer ribbons, labels, ink ribbons, laser documents, business forms and retail office products. Systemedia products are designed to reduce paper-related failures in our ATMs and POS terminals and enable businesses to improve transaction accuracy while reducing overall costs.

The following table presents Systemedia revenue and total operating income for the years ended December 31:

In millions	2002	2001	2000
Systemedia revenue	$ 518	$ 503	$ 502
Systemedia operating income	$ 6	$ 1	$ 8

Systemedia revenues increased 3% in 2002 compared to 2001. In 2002, revenue increased in all regions except the Asia/Pacific region. Operating income improved in 2002 versus the prior year predominately due to cost reductions in manufacturing and supply-line management.

In 2001, revenue remained relatively flat compared to 2000. The growth experienced in the Americas region was offset by declines in Japan and the EMEA and Asia/Pacific regions. Operating income declined in 2001 primarily due to continued competitive pricing pressures impacting gross margin, offset partially by lower operating expenses.

We expect revenue for Systemedia to be flat in 2003 compared to 2002. Growth driven by sales of retail office products and increasing the capture rate of our ATM and POS customers is expected to be offset by declines in sales of traditional paper products.

Payment and Imaging provides end-to-end solutions for both traditional paper-based and image-based item processing. Our imaging solutions utilize advanced image recognition and workflow technologies to automate item processing, helping financial industry businesses increase efficiency and reduce operating costs. Consisting of hardware, software, and consulting and support services, our comprehensive Payment and Imaging solutions enable check and item-based transactions to be digitally captured, processed and retained within a flexible, scalable environment.

The following table presents Payment and Imaging revenue and total operating income for the years ended December 31:

In millions	2002	2001	2000
Payment and Imaging revenue	$ 152	$ 186	$ 185
Payment and Imaging operating income	$ 19	$ 17	$ 18

Payment and Imaging revenue declined 18% in 2002 compared to 2001. This decline was largely attributed to the sale of our item-processing outsourcing business that contributed $30 million of revenue in 2001 (see Note 4 of Notes to Consolidated Financial Statements). Operating income increased in 2002 compared to 2001 primarily related to lower operating expenses.

In 2001, revenue remained relatively flat compared to 2000. Operating income slightly declined during 2001 compared to 2000 due to product margin erosion.

We expect 2003 revenue to be consistent with the revenue generated in 2002. Payment and Imaging is shifting its focus from traditional item-processing to imaging solutions as check volume and traditional item-processing decline and financial institutions move to digital images to process, and potentially clear, checks electronically.

Customer Services are an essential component of our complete solution offerings. NCR's Customer Services division is a global leader in IT services delivery. In addition to providing maintenance and support for our base of NCR solution customers, our Customer Services segment provides services from consulting to site design, to staging and implementation and maintenance for third parties, to complete systems management.

As a result of supporting our solutions around the world, Customer Services has established an unmatched service delivery capability, and has leveraged this global presence and experience to develop and deliver a comprehensive portfolio of IT infrastructure services to businesses in other industries. These high availability services focus on the vital systems, networks, software and security that comprise the IT infrastructure of today's businesses, and include operations management, consulting, deployment and maintenance. Customer Services provides these services directly to global businesses as well as through partnerships with leading technology, network and systems suppliers including Cisco Systems, Dell Computer Corporation, Sun Microsystems and others.

The following table presents Customer Services revenue and total operating income for the years ended December 31:

In millions	2002	2001	2000
Customer Services revenue	$ 1,791	$ 1,968	$ 1,945
Customer Services operating income	$ 37	$ 170	$ 215

Customer Services revenue declined 9% in 2002 compared to 2001. This decline was largely due to lower maintenance revenue relating to exited businesses, lower professional services and installation-related services due to lower overall company revenues and softness in the third-party contracts market. Our exited businesses relate to bank branch automation, home banking, account processing and low-end server businesses we exited in the 1990s. Customer Services maintenance revenue related to exited businesses declined more than $100 million in 2002. The operating income decline in 2002 was primarily due to lower maintenance revenue from our exited businesses and margin erosion.

In 2001, revenue slightly increased versus 2000 largely due to higher customer services maintenance revenue for our Financial Self Service solution. The operating income decline in 2001 compared to 2000 was principally related to margin erosion from pricing pressures and the impact of exited businesses.

Customer Services revenue is expected to be down in 2003 as the continued decline in maintenance revenues related to exited businesses will offset the expected growth in maintenance revenues for Financial Self Service and Retail Store Automation. The declining revenue from our exited businesses will continue through 2004. Additionally, Customer Services will continue to focus on increasing its managed services business in 2003.

restructuring and re-engineering

In the third quarter of 2002, we announced re-engineering plans to drive operational efficiency throughout our company. We targeted process improvements to drive simplification, standardization, globalization and consistency across the organization. Key business processes and supporting functions are being evaluated to improve efficiency and effectiveness of operations. To support our growth initiatives, we will focus on our sales process and sales management. Initiatives in this area include capitalizing on our value propositions, improving sales training, territory management and sales metrics and simplifying the sales process. To reduce our cost of delivering products and services, we will focus on improvements to our supply chain that will yield lower inventory levels as well as reductions in inventory handling, freight and warehousing costs. In addition, we will reduce product costs through design and procurement initiatives. In services, we will focus on completion of a global model for service delivery. To reduce our expense structure, we are standardizing our global IT applications, continuing to reduce our real estate costs and implementing new global processes within the finance and administration areas to streamline these processes to begin to reach benchmark standards.

During the fourth quarter of 2002, in connection with these efforts, management approved a real-estate consolidation and restructuring plan designed to accelerate our re-engineering and consolidation strategies. Since 1997, we have reduced the number of facilities utilized by NCR and have reduced the total space used by more than four million square feet. We will continue to reduce excess square footage through better utilization of current space, increasing the use of virtual offices and the sale of underutilized facilities.

As part of our re-engineering, real estate consolidation and restructuring plans, during the fourth quarter of 2002, we incurred a real estate consolidation and restructuring charge of $25 million, of which $8 million was for restructuring charges related to contractual lease termination costs, $9 million related to asset impairment charges and $8 million for lease buy-outs and other real estate consolidation costs.

gross margin

Gross margin as a percentage of revenue decreased 1.9 percentage points to 28.4% in 2002 from 30.3% in 2001. Product gross margin declined 1.4 percentage points to 34.7% and services gross margin decreased 2.5 percentage points to 21.7%. In 2002, product gross margin included $4 million of asset impairment charges and services gross margin included $8 million for real estate restructuring charges. Product gross margin, including the asset impairment charge, declined primarily due to rate declines relating to competitive pressure in Retail Store Automation and Financial Self Service combined with lower volume in Retail Store Automation, partially offset by improved margin performance in Data Warehousing. The decline in services gross margin was largely due to the lower revenue from exited businesses, margin erosion relating to competitive pricing pressure and the impact of the restructuring charge.

The 2001 gross margin decreased 1.0 percentage point compared to 2000. Product gross margin declined 1.0 percentage point to 36.1% and services gross margin decreased 0.6 percentage points to 24.2%. In 2001, product gross margin included $1 million of acquisition-related integration charges and services gross margin included $5 million of acquisition-related integration charges. Product gross margin declined largely due to lower hardware margins for Data Warehousing and Retail Store Automation. The decline in service gross margin was primarily due to exited businesses and the underutilization of our customer services infrastructure resulting from the slower economy and its effect on the retail and telecommunication industries. In 2000, gross margin as a percentage of revenue was 31.3% and included $37 million of restructuring charges and $1 million of acquisition-related integration charges.

operating expenses

Selling, general and administrative (SG&A) expenses decreased $149 million, or 11%, in 2002 compared to 2001. Excluding the impact of prior year goodwill amortization of $67 million, SG&A expenses decreased $82 million, or 7%, of which $39 million of this decline related to the prior year CCC charge. In 2002, SG&A expenses included $9 million of real estate consolidation and asset impairment charges. The decrease in 2002 was primarily due to continued infrastructure cost improvements and the curtailment of discretionary spending. This strategy will continue in 2003 as we target process improvements to drive simplification, standardization and globalization and consistency across the organization. SG&A expenses decreased $14 million, or 1%, in 2001 compared to 2000. In 2001, SG&A expenses included a $39 million provision for uncollectible loans and receivables related to CCC and $3 million of acquisition-related integration charges. The decrease in 2001 SG&A expenses was mainly due to infrastructure improvements and curtailment of discretionary spending. As a percentage of revenue, SG&A expenses were 20.9%, 22.2% and 22.3%, in 2002, 2001 and 2000, respectively.

Research and development (R&D) expenses decreased $61 million, or 21%, in 2002 compared to the prior year. The decline in 2002 is a result of utilizing more industry-standard components and the benefit from consolidating our R&D facilities. R&D expenses decreased $40 million, or 12%, in 2001 compared to 2000. The decline in 2001 related to the rationalization of our spending and the elimination of duplicative R&D expenses associated with our customer relationship management software, as we completed the integration of Ceres Integrated Solutions, LLC, which we acquired in 2000. In 2000, R&D expenses included $25 million of in-process R&D charges relating to acquisitions. As a percentage of revenue, R&D expenses were 4.2%, 5.0% and 5.6% in 2002, 2001 and 2000, respectively.

Cost of revenue and total expenses for the years ended December 31, were impacted by certain employee benefit plans as shown below:

In millions	2002	2001	2000
Pension (income) expense	$ (74)	$ (124)	$ (124)
Postemployment expense	75	37	21
Postretirement expense	16	13	13
Net expense (income)	$ 17	$ (74)	$ (90)

During the 12 months ended December 31, 2002, we realized a $74 million benefit from pension income versus a $124 million benefit in 2001. The decline was due primarily to the impact of the investment performance of our pension fund portfolio in the difficult market environments during 2000 and 2001. Predominately due to the poor performance of the equity markets over the past few years and changes to actuarial assumptions, we expect pension expense of approximately $95 million in 2003.

Postemployment expense (severance, disability and medical) increased to $75 million for the 12 months ended December 31, 2002, versus $37 million in 2001. This increase in expense was primarily attributable to a $33 million increase resulting from a change in the assumed demographic mix of our involuntary employee turnover. The change was made based on actual recent experience factors. Expense increased by $16 million for the 12 months ended December 31, 2001 versus the comparable period in 2000. This increase was primarily attributable to a one-time reduction in our long-term disability medical liability of $12 million in 2000 due to assumption changes relating to long-term disability recovery rates and mortality rates for people on long-term disability. We expect our postemployment expense to be approximately $84 million in 2003.

Postretirement plan expense (medical and life insurance) for the 12 months ended December 31, 2002 was $16 million, which increased over the prior year, primarily due to completing the amortization of the benefits of our 1998 plan design changes during the year.

income before income tax

Operating income was $189 million in 2002, versus operating income of $186 million and $205 million in 2001 and 2000, respectively. In 2002, operating income included $5 million of asset-impairment charges and $16 million of real estate consolidation and restructuring charges. Excluding the impact of prior-year goodwill amortization of $67 million, operating income decreased $64 million. This decline is primarily due to lower revenue from exited businesses, margin erosion from competitive pressure and lower product revenue and the impact of pension and postemployment changes. In 2001, operating income included a $39 million provision for uncollectible loans and receivables related to CCC, $9 million of acquisition-related integration charges and $67 million of goodwill amortization. The decline in operating income in 2001 reflected a lower mix of higher-margin product revenues versus services revenue and lower customer services margins, partially offset by a reduction in operating expenses. In 2000, operating income included $38 million of restructuring and related charges, $25 million of in-process R&D charges relating to an acquisition and $2 million of acquisition-related integration charges.

Interest expense was $19 million in 2002, $18 million in 2001 and $13 million in 2000. Other expense, net, was $39 million in 2002, and consisted primarily of a $14 million investment basis write-down of marketable securities in Japan for losses that were considered to be other than temporary, a $9 million charge relating to an indemnification claim made by Lucent Technologies, Inc. (see Note 11 of Notes to Consolidated Financial Statements), $8 million of real estate consolidation impairment charges and $6 million of costs relating to the disposition of a small non-strategic business. Other expense, net, was $44 million in 2001, and consisted predominately of a $40 million charge related to the Fox River environmental matter (see Note 11 of Notes to Consolidated Financial Statements), $7 million of goodwill amortization expense and $16 million of investment basis write-downs for losses that were considered to be other than temporary. These expenses were partially offset by $10 million of interest income and $20 million of other income representing both a gain from the sale of our account and item-processing outsourcing businesses and a gain related to the demutualization of one of our health insurance providers. Other income, net, was $83 million in 2000, which consisted primarily of $48 million in gains from facility sales and $31 million of interest income, partially offset by $6 million in goodwill amortization expense.

income tax

Income tax expense was $3 million in 2002 compared to income tax benefit of $97 million in 2001 and income tax expense of $97 million in 2000. The income tax expense in 2002 was reduced by a $15 million benefit relating to the resolution of outstanding issues on refund claims from the U.S. and French governments. The income tax benefit in 2001 included a $138 million benefit resulting from the favorable settlement of audit issues in our 1993 and 1994 tax years related to a number of international dividend transactions. These issues had been the subject of dispute between the Internal Revenue Service (IRS) and NCR, therefore, a reserve for these items had been established in prior periods. Upon favorable settlement of the dispute during 2001, the reserve was released.

Our effective tax rate was approximately 14% for 2002 excluding the tax impacts relating to the adoption of Statement of Financial Accounting Standard No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," and the benefit from the resolution of outstanding issues on refund claims. Each year our effective tax rate includes a certain amount of benefit related to the use of foreign tax credits. For 2002, the amount of such benefit as compared to the amount of income before tax was larger than previous years. Our effective tax rate was approximately 33% for 2001 excluding the impact of the provision for uncollectible loans and receivables related to CCC, acquisition-related integration costs, a charge related to the Fox River environmental matter, the cumulative effect of adopting Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," and the benefit from the favorable resolution of international income tax issues described above. Our effective tax rate was approximately 33% for 2000, excluding restructuring and other related charges, acquisition-related integration and in-process R&D charges. We anticipate our tax rate will be approximately 28% in 2003.

cumulative effect of accounting change

The cumulative effect of accounting change in 2002 was a non-cash, net-of-tax goodwill impairment charge of $348 million which relates to the adoption of SFAS 142. The cumulative effect of accounting change in 2001 of $4 million relates to the adoption of SFAS 133.

financial condition, liquidity and capital resources

Our cash, cash equivalents and short-term investments totaled $526 million at December 31, 2002 compared to $336 million and $357 million at December 31, 2001 and 2000, respectively.

We generated cash flow from operations of $247 million, $146 million and $171 million in 2002, 2001 and 2000, respectively. The cash generated from operations in 2002 was driven by operating profitability and was partially offset by negative net working capital and disbursements for employee severance and pension. Net working capital was impacted by a $90 million increase in receivables largely relating to the discontinuation of receivables factoring in 2002. The cash generated in 2001 was driven by operating profitability and improved asset management, specifically accounts receivable, partially offset by disbursements for employee severance and pension. Receivable balances decreased $212 million in 2001 compared to an $80 million increase in 2000. The decrease in receivables in 2001 versus 2000 was primarily attributable to lower fourth-quarter revenues, incremental factoring of receivables of approximately $18 million and a continued focus on collections. The cash generated from operations in 2000 was driven primarily by operating results, partially offset by disbursements for employee severance and pension.

Net cash flows used in investing activities was $220 million, $233 million and $367 million in 2002, 2001 and 2000, respectively. The net use of cash in investing activities in 2002, 2001 and 2000 primarily represented net capital expenditures for property, plant and equipment, reworkable service parts and additions to capitalized software. Capital expenditures were $259 million, $325 million and $391 million for the years ended 2002, 2001 and 2000, respectively. Proceeds from sales of property, plant and equipment are primarily driven by our continued focus to reduce our excess real estate. We have progressively reduced our capital spending due to the challenging economic climate and we will continue to manage our capital expenditures below our depreciation and amortization expense. In 2000, we reduced our net short-term investment position by $182 million to fund acquisition activities.

Net cash provided by financing activities was $151 million and $87 million in 2002 and 2001, respectively, compared to a $7 million use in 2000. The net cash provided in 2002 was primarily driven by the net proceeds received from our private issuance of long-term debt, offset in part by the repurchase of Company common stock and repayment of short-term debt. The proceeds from the issuance of the June 2002 long-term debt were $296 million after discount and expenses. Proceeds from short-term borrowings were $101 million, $213 million and $10 million for 2002, 2001 and 2000, respectively. During 2002, $234 million of cash was utilized to repay short-term borrowings, compared to repayments of $171 million and $21 million for 2001 and 2000, respectively. We used $66 million, $60 million and $110 million in 2002, 2001 and 2000, respectively, for the purchase of Company common stock pursuant to the systematic stock repurchase program. We expect this program to continue in 2003. Other financing activities primarily relate to share activity under our stock option and employee stock purchase plans. Proceeds from our employee stock plans were $51 million, $101 million and $122 million for 2002, 2001 and 2000, respectively.

In 2002, global capital market developments resulted in negative returns on NCR's pension funds and a decline in the discount rate used to estimate the pension liability. As a result, the accumulated benefit obligation exceeded the fair value of plan assets and NCR was required to adjust the minimum pension liability recorded in the consolidated balance sheet. This $841 million charge decreased prepaid pension costs by $523 million, increased pension liabilities by $325 million, increased intangible assets by $7 million, increased deferred taxes by $290 million and increased other comprehensive loss by $551 million. This non-cash charge did not affect our 2002 earnings, cash flow or debt covenants, nor did it otherwise impact our business operations.

Contractual and Commercial Commitments In the normal course of business, we enter into various contractual and other commercial commitments that impact, or could impact, the liquidity of our operations. The following table outlines our commitments at December 31, 2002:

In millions	Total Amounts	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Long-term debt	$ 306	$ –	$ 1	$ –	$ 305
Operating leases (non-cancelable)	342	64	85	56	137
Short-term borrowings	5	5	–	–	–
Total contractual	$ 653	$ 69	$ 86	$ 56	$ 442
Unused lines of credit[1]	$ 762	$ 362	$ –	$ 400	$ –
Standby letters of credit and surety bonds	226	54	77	–	95
Other corporate guarantees	19	2	4	–	13
Other commitments	14	–	10	–	4
Total commercial	$ 1,021	$ 418	$ 91	$ 400	$ 112

[1] Includes unused bank overdraft facilities and other uncommitted funds of $162 million.

We had debt with scheduled maturities of less than one year of $5 million and $138 million at December 31, 2002 and 2001, respectively. We used a portion of the proceeds from the $300 million senior unsecured notes (as described below), issued in June 2002, to repay short-term debt. The weighted average interest rate for such debt was 5.5% at December 31, 2002 and 3.5% at December 31, 2001. The increase in the weighted average interest rate reflects a reduced borrowing in Japan (which has lower rates) in 2002 versus the prior year. We had long-term debt and notes totaling $306 million and $10 million at December 31, 2002 and 2001, respectively. Material obligations had U.S. dollar-equivalent interest rates ranging from 7.1% to 9.5% with scheduled maturity dates from 2009 to 2020. The scheduled maturities of the outstanding long-term debt and notes during the next five years are $1 million in 2004, with the remainder after 2008.

In October 2002, we renewed a $200 million 364-day unsecured credit facility with a one-year term-out option with a syndicate of financial institutions. The 364-day facility coincides with a $400 million, five-year unsecured revolving credit facility which we entered into in October 2001. The credit facilities contain certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facilities are based on prevailing market rates. No amounts were outstanding under the facilities at December 31, 2002 and 2001.

In June 2002, we issued $300 million of senior unsecured notes due in 2009. The notes were sold privately pursuant to Rule 144A and Regulation S of the Securities Act. The net proceeds from the notes were used to repay a portion of our short-term debt with the remainder available for general corporate purposes. The notes bear interest at an annual rate of 7.125%, which increased 0.25% as of November 4, 2002, and will continue to accrue interest until certain registration requirements are met. This interest is payable semi-annually in arrears on each June 15 and December 15, beginning December 15, 2002, and contain certain covenants typical of this type of debt instrument.

Our cash flows from operations, the credit facilities (existing or future arrangements), the 7.125% senior notes, and other short- and long-term debt financing, will be sufficient to satisfy our future working capital, R&D, capital expenditures and other financing requirements for the foreseeable future. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described below in "Factors That May Affect Future Results." If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of our credit facilities and the 7.125% senior notes, we may be required to refinance all or a portion of our existing debt or seek additional financing alternatives.

Our current focus on improving free cash flow, which we define as cash flow from operating activities less capital expenditures for property, plant and equipment, reworkable service parts, and additions to capitalized software, and a continued focus on balance sheet management has increased our ability to generate cash. During 2002, we generated a $167 million free cash flow improvement over 2001, which was primarily driven by improvement in operating activities and a reduction in capital expenditures.

In millions	2002	2001	2000
Net cash provided by operating activities	$ 247	$ 146	$ 171
Less:			
Net expenditures and proceeds for service parts	(113)	(117)	(108)
Expenditures for property, plant and equipment	(81)	(141)	(216)
Additions to capitalized software	(65)	(67)	(67)
Free cash flow	$ (12)	$ (179)	$ (220)

factors that may affect future results

This annual report, including the Shareholder's Letter, and other documents that we file with the Securities and Exchange Commission (SEC), as well as other oral or written statements we may make from time to time, contain information based on management's beliefs and include forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of known and unknown risks, uncertainties and assumptions. These forward-looking statements are not guarantees of future performance, and there are a number of factors including, but not limited to, those listed below, which could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Economic Pressures *Our business is affected by the global economies in which we operate.* The recent economic downturn and the subsequent decline in capital spending by many industries, particularly retail and telecommunications, could impact our ability to meet our commitments to customers, the ability of our suppliers to meet their commitments to us, the timing of purchases by our current and potential customers, or the ability of our customers to fulfill their obligations to us on a timely basis. The extent of this impact, if any, is dependent on a number of factors, including the duration and intensity of the downturn, its effect on the markets in general and other general economic and business conditions.

Competition *Our ability to compete effectively within the technology industry is critical to our future success.* We operate in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. Our competitors include other large, successful companies in the technology industry such as: International Business Machines Corporation (IBM), Oracle Corporation, Diebold, Inc., Dell Computer Corporation, Wincor Nixdorf GmbH & Co., Getronics NV and Unisys Corporation, some of which have widespread penetration of their platforms and service offerings. In addition, we compete with companies in specific markets such as self-check out, electronic shelf labels, entry-level ATMs, payment and imaging, and business consumables and media products.

We offer a broad suite of consulting and support services across our Data Warehousing, Financial Self Service, Retail Store Automation and Payment and Imaging segments. We compete with companies in consulting and support services, and we partner with companies such as Cisco Systems, Dell Computer Corporation and Sun Microsystems to deliver IT infrastructure services solutions and also offer consulting and support services.

Our future competitive performance and market position depend on a number of factors, including our ability to: react to competitive product and pricing pressures; penetrate developing and emerging markets such as India and China in the ATM business; rapidly and continually design, develop and market, or otherwise maintain and introduce, solutions and related products and services for our customers that are competitive in the marketplace; react on a timely basis to shifts in market demands; reduce costs without creating operating inefficiencies; maintain competitive operating margins; improve product and service delivery quality; and market and sell all of our diverse solutions effectively. Our business and operating performance could be impacted by external competitive pressures, such as increasing price erosion, particularly in the industries targeted by our more mature solution offerings such as Retail Store Automation and Financial Self Service Solutions. In addition, our Payment and Imaging segment is shifting from traditional item processing as check volume and the traditional item processing markets are declining and financial institutions are migrating to a digital process with the potential to clear checks electronically.

Our customers finance many of our product sales through third-party financing companies. In case of customer default, these financing companies may be forced to resell this equipment at discounted prices impacting our ability to sell incremental units. The impact of these competitive product and pricing pressures could include lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

Operating Result Fluctuations Future operating results could continue to be subject to fluctuations based on a variety of factors, including:

Seasonality Our sales are historically seasonal, with revenue higher in the fourth quarter of each year. During the three quarters ending in March, June and September, we have historically experienced less favorable results than in the quarter ending in December. Such seasonality also causes our working capital and cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product and services sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among others, make forecasting more difficult and may adversely affect our ability to predict financial results accurately.

Cost/Expense Reductions We are actively working to manage our costs and expenses to continue improving operating profitability without jeopardizing the quality of our products or the efficiencies of our operations. We are also striving to become the leading, low-cost provider of certain Financial Self Service and Retail Store Automation solutions. Our success in achieving targeted cost and expense reductions depends on a number of factors, including our ability to achieve infrastructure rationalizations, drive lower component costs, improve supply chain efficiencies, improve accounts receivable collections, and reduce inventory overhead, among other things. If we do not successfully complete our cost reduction initiatives, our results of operations or financial condition could be adversely affected.

Contractual Obligations of Consulting Services We maintain a professional services consulting workforce to fulfill contracts that we enter into with our customers that may extend to multiple periods. Our profitability may be impacted if we are not able to control costs and maintain utilization rates. Our profitability is largely a function of performing to customer contractual arrangements within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability under these contracts may be negatively impacted. In addition, if we are not able to maintain appropriate utilization rates for our professionals, we may not be able to sustain our profitability.

Acquisitions and Divestitures As part of our solutions strategy, we intend to continue to selectively acquire and divest technologies, products and businesses. As these activities take place and we begin to include, or exclude as the case may be, the financial results related to these investments could cause our operating results to fluctuate.

Pension Funds Consistent with local competitive practice and regulations, we sponsor pension plans in many of the countries where we do business. A number of these pension plans are supported by pension fund investments which are subject to financial market risk. The liabilities and assets of these plans are reported in our financial statements in accordance with Statement of Financial Accounting Standards SFAS No. 87 (SFAS 87), "Employer's Accounting for Pensions." In conforming to the requirements of SFAS 87, we are required to make a number of actuarial assumptions for each plan, including expected long-term return on plan assets and discount rate. Our future financial results could be materially impacted by changes in these actuarial assumptions, including those described below in our "Critical Accounting Policies and Estimates." Consistent with the requirements of paragraphs 44-45 of SFAS 87, we estimate our discount rate and long-term expected rate of return on assets assumptions on a country-by-country basis after consultation with independent actuarial consultants. We examine interest rate trends within each country, particularly yields on high-quality long-term corporate bonds, to determine our discount rate assumptions. Our long-term expected rate of return on asset assumptions are developed by considering the asset allocation and implementation strategies employed by each pension fund relative to capital market expectations.

Real Estate Our strategy over the past four years with respect to real estate has been to reduce our holdings of excess real estate and to improve liquidity. In line with this strategy, we anticipate the sale of facilities, which may impact net income. We will intensify our actions to reduce the size of our real estate portfolio during the upcoming year.

Multinational Operations *Generating substantial revenues from our multinational operations helps to balance our risks and meet our strategic goals.* Currently, approximately 57% of our revenues come from outside the United States. We believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g. adverse changes in foreign currency exchange rates, deteriorating economic environments or business disruptions due to economic or political uncertainties, and cultural business practices that may be different from U.S. business practices). However, our ability to sell our solutions domestically in the United States and internationally is subject to the following risks, among others: general economic and political conditions in each country which could adversely affect demand for our solutions in these markets; currency exchange rate fluctuations which could result in lower demand for our products as well as generate currency translation losses; changes to and compliance with a variety of local laws and regulations which may increase our cost of doing business in these markets or otherwise prevent us from effectively competing in these markets; and the impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments.

Introduction of New Solutions *The solutions we sell are complex, and we need to rapidly and successfully develop and introduce new solutions.* We operate in a competitive, rapidly changing environment, and our future business and operating results depend in part on our ability to develop and introduce new solutions that our customers choose to buy. This includes our efforts to rapidly develop and introduce next generation software applications especially for our Data Warehousing business. The development process for our complex solutions, including our software application development programs, requires high levels of innovation from both our developers and our suppliers of the components embedded in our solutions. In addition, the development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market.

If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be impacted. Likewise, we sometimes make commitments to customers regarding new technologies, and our results could be impacted if we are unable to deliver such technologies as planned. In addition, if we are unable to successfully market and sell both existing and newly developed solutions, such as our advanced-function ATMs, self-checkout technologies and electronic shelf labels, and transition our Payment and Imaging solutions from traditional item processing to imaging, our business and operating results could be impacted.

Our solutions, which contain both hardware and software products, may contain known, as well as undetected errors, which may be found after the products' introduction and shipment. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors, and this could result in lost revenues, delays in customer acceptance and incremental costs, which would all impact our business and operating results.

Reliance on Third Parties *Third party suppliers provide important elements to our solutions.* We rely on many suppliers for necessary parts and components to complete our solutions. In most cases, there are a number of vendors producing the parts and components that we utilize. However, there are some components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on chips and microprocessors from Intel Corporation and operating systems from

UNIX® and Microsoft Windows NT®. Certain parts and components used in the manufacture of our ATMs and the delivery of many of our Retail Store Automation solutions are also supplied by single sources. If we were unable to purchase the necessary parts and components from a particular vendor and we had to find an alternative supplier for such parts and components, our new and existing product shipments and solutions deliveries could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. Many different relationships are formed by these alliances such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. These alliances introduce risks that we cannot control such as non-performance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions.

Lack of information technology infrastructure, manual processes and data integrity issues of smaller suppliers can also create product time delays, inventory and invoicing problems and staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results.

Intellectual Property *As a technology company, our intellectual property portfolio is key to our future success.* Our intellectual property portfolio is a key component of our ability to remain a leading technology and services solutions provider. To that end, we aggressively protect and work to enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws, and if our efforts fail, our business could be impacted. In addition, many of our offerings rely on technologies developed by others, and if we are not able to continue to obtain licenses for such technologies, our business could be impacted. There has been a recent increase in the issuance of software and business method patents and more companies are aggressively enforcing their intellectual property rights. This trend could impact NCR because from time to time we receive notices from third parties regarding patent and other intellectual property claims such as those made by LG Electronics (LGE) as described in Note 11 of Notes to Consolidated Financial Statements. Whether such claims are with or without merit, they may require significant resources to defend. If an infringement claim is successful, in the event we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Work Environment

Restructuring As we discussed above, we are implementing a re-engineering plan to drive operational efficiency throughout our company. In order to drive cost and expense out of our businesses, we are rationalizing our infrastructure through real estate and support cost reductions; simplifying our front- and back-office processes by, for example, standardizing global IT applications and finance and administration processes; reducing our product costs through design and procurement initiatives; and working to lower our cost of services through completion of a global model for such services. In addition to reducing costs and expenses, our plan includes initiatives to grow revenue such as improving sales training, addressing sales territory requirements and focusing on our strong value propositions. If we are not successful in managing the required changes to implement this plan, in particular those related to changing our internal processes, our business and operating results could be impacted.

Employees Our employees are vital to our success. Our ability to attract and retain highly-skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace and our current re-engineering efforts may adversely impact our workforce. If we are not able to attract or retain highly qualified employees by offering competitive compensation, secure work environments and leadership opportunities now and in the future, our business and operating results could be impacted.

Internal Controls / Accounting Policies and Practices Our internal controls, accounting policies and practices, and internal information systems enable us to capture and process transactions in a timely and accurate manner in compliance with GAAP, laws and regulations, taxation requirements and federal securities laws and regulations. While we believe these controls, policies, practices and systems are adequate to ensure data integrity, unanticipated and unauthorized actions of employees (both domestic and international) or temporary lapses in internal controls due to resource constraints could lead to improprieties that could impact our financial condition or results of operations.

Information Systems It is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to replace, upgrade or modify such systems in a timely and cost effective manner, especially in light of strains on our information technology resources, our ability to capture and process financial transactions and therefore our financial condition or results of operation may be impacted.

Acquisitions and Alliances *Our ability to successfully integrate acquisitions or effectively manage alliance activities will help drive future growth.* As part of our overall solutions strategy, we intend to continue making investments in companies, products, services and technologies, either through acquisitions, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with assimilating and integrating different business operations and control procedures, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed, retaining key employees and the potential for unknown liabilities within the acquired or combined business. The investment or alliance may also disrupt our ongoing business, or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Further, we may not achieve the projected synergies once we have integrated the business into our operations.

It is our policy not to discuss or comment upon negotiations regarding such business combinations or divestitures unless they are material and a definitive agreement is signed or circumstances indicate a high degree of probability that a material transaction will be consummated, unless the law requires otherwise.

Environmental *Our historical and ongoing manufacturing activities subject us to environmental exposures.* Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results.

We have also been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River matter, as further described in "Environmental Matters" under Note 11 of Notes to Consolidated Financial Statements and in the "Critical Accounting Policies and Estimates" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations, and we incorporate such disclosures by reference and make them a part of this risk factor. As described in more detail in such disclosures, we maintain an accrual for our potential liability on the Fox River matter which represents certain critical estimates and judgments made by us regarding our potential liability; however, both the ultimate costs associated with the Fox River site and our share of those costs are subject to a wide range of potential outcomes.

Contingencies *Like other technology companies, we face uncertainties with regard to regulations, lawsuits and other related matters.* In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property and other regulatory compliance and general matters. Because such matters are subject to many uncertainties, their outcomes are not predictable. While we believe that amounts provided in our consolidated financial statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, which are rapidly changing and subject to many possible changes in the future. Although we do not believe that recent regulatory and legal initiatives will result in significant changes to our internal practices or our operations, rapid changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax interpretations), and federal securities laws and regulations, among others, may substantially increase costs to our organization and could impact our future operating results.

market risk

We are exposed to market risk, including changes in foreign currency exchange rates and interest rates. We use a variety of measures to monitor and manage these risks, including derivative financial instruments. Since a substantial portion of our operations and revenue occur outside the United States, and in currencies other than the U.S. dollar, our results can be significantly impacted by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward contracts and options. This is primarily done through the hedging of foreign-currency-denominated inter-company inventory purchases by the marketing units and of foreign-currency-denominated inventory sales by the manufacturing units, and of certain financing transactions that are firmly committed or forecasted. These foreign exchange contracts are designated as cash flow hedges, and the gains or losses are deferred in other comprehensive income and recognized in the determination of income when the underlying hedged transaction impacts earnings. As we hedge inventory purchases, the ultimate gain or loss from the derivative contract is recorded in cost of sales when the inventory is sold to an unrelated third party.

Our strategy is to hedge, on behalf of each subsidiary, our non-functional currency denominated cash flows for a period of up to 12 months. In this way, much of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income as stated in the functional currency) is mitigated in the near term. In the longer-term (longer than the hedging period of up to 12 months) the subsidiaries are still subject to the impacts of foreign currency fluctuations. In addition, the subsidiary results are still subject to any impact of translating the functional currency results to U.S. dollars. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations), gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on other foreign exchange contracts are recognized in other income or expense as exchange rates change.

For purposes of potential risk analysis, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. A 10% appreciation in the value of the U.S. dollar against foreign currencies from the prevailing market rates would result in a $7 million increase or a $41 million increase in the fair value of the hedge portfolio as of December 31, 2002 and 2001, respectively. Conversely, a 10% depreciation of the U.S. dollar against foreign currencies from the prevailing market rates would result in a $7 million decrease or a $9 million decrease in the fair value of the hedge portfolio as of December 31, 2002 and 2001, respectively.

The interest rate risk associated with our borrowing and investing activities at December 31, 2002, was not material in relation to our consolidated financial position, results of operations or cash flows. Historically, we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments but could do so in the future.

We utilize non-exchange traded financial instruments such as foreign exchange forward contracts and options that we purchase exclusively from highly-rated financial institutions. Additionally, we utilize put option contracts that are not exchange traded as described in Note 8 of Notes to Consolidated Financial Statements. With respect to foreign exchange contracts, we record these on our balance sheet at fair market value based upon market-price quotations from the financial institutions. We do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, but if we did, they could have a material impact on our financial results. Also, we do not enter into hedges for speculative purposes.

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, short-term investments, and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, the continued downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. However, we believe that the reserves for potential losses are adequate. At December 31, 2002 and 2001, we did not have any major concentration of credit risk related to financial instruments.

critical accounting policies and estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those which require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Our senior management has reviewed these critical accounting policies and related disclosures with our independent auditors and the Audit Committee of our Board of Directors (see Note 1 of Notes to Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition We are a solutions company which provides our customers with computer hardware, software, professional consulting services and customer support services. Consistent with other companies that provide similar solution offerings, revenue recognition is often complex and subject to multiple accounting pronouncements including Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements," Statement of Position No. 97-2 (SOP 97-2), "Software Revenue Recognition," and related interpretations.

In general, we consider revenue realized, or realizable, and earned when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. This policy is consistently applied to all of our operating segments.

Hardware and software revenue is recognized upon shipment, delivery, installation or customer acceptance of the product, as defined in the customer contract. Generally, we do not sell our software products without the related hardware as our software products are embedded in the hardware we sell. Our typical solution requires no significant production, modification or customization of the software or hardware that is essential to the functionality of the products other than installation for our more complex solutions. For these complex solutions, revenue is deferred until all customer contractual obligations have been met.

Our sales arrangements often include support services in addition to hardware and software. These services could include hardware and software maintenance, upgrade rights, customer support and professional consulting services. For sales arrangements that include bundled hardware, software and services, we account for any undelivered service offering as a separate element of a multiple-element arrangement. These services are typically not required to operate the hardware and software. Revenue deferred for services is determined based upon vendor-specific objective evidence of the fair value of the elements as prescribed in SOP 97-2. For these services, revenue is typically recognized ratably over the period benefited or when the services are complete. If the services are essential to the functionality of the hardware and software, revenue from the hardware and software components is deferred until the essential services are complete.

Revenue recognition for complex contractual arrangements require a greater degree of judgment, including a review of specific contracts, past experience, credit-worthiness of customers, international laws and other factors. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Allowance for Doubtful Accounts We evaluate the collectibility of our accounts receivable based on a number of factors. We establish provisions for doubtful accounts using percentages of our accounts receivable balances as an overall proxy to reflect historical average credit losses and provision for known issues. These percentages are applied to aged accounts receivable balances. Aged accounts are determined based on the number of days the receivable is outstanding, measured from the date of the invoice, or from the date on which payment is due. As the age of the receivable increases, the provision percentage also increases. This policy is applied to all of our operating segments.

Based on the factors below, we periodically review customer account activity in order to assess the adequacy of the allowances provided for potential losses. Factors considered include economic conditions and each customer's payment history and credit worthiness. Judgment is used to assess the collectibility of account balances, and the credit worthiness of a customer.

The Allowance for Doubtful Accounts for the periods ended December 31 was $25 million in 2002, $54 million in 2001 and $24 million in 2000. These allowances represent 2.0%, 4.6% and 1.8% of gross receivables for 2002, 2001 and 2000, respectively. The increase in the allowance for doubtful accounts between 2001 and 2000 represents a $39 million provision for uncollectible loans and receivables related to CCC. Although no near-term changes are expected, unforeseen changes to future allowance percentages could materially impact overall financial results.

Given our experience, we believe that the reserves for potential losses are adequate, but if one or more of our larger customers were to default on its obligations, we could be exposed to potentially significant losses in excess of the provisions established. If economic conditions worsen, impacting our customers' ability to pay, we may increase our reserves for doubtful accounts.

Inventory Valuation Inventories are stated at lower of cost or market. Each quarter, our business segments reassess raw materials, work-in-process, parts and finished equipment inventory average costs for purchase or usage variances from standards and valuation adjustments are made. Additionally, to properly provide for potential exposure due to slow moving, excess, obsolete or unusable inventory, a reserve against inventory is established. This reserve is established based on forecasted usage, orders, technological obsolescence and inventory aging. These factors are impacted by market conditions, technology changes, and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current market value of inventory and require each business segment to ensure that inventory balances are adjusted for any inventory exposure due to age or excess of cost over market value.

We have inventory in more than 40 countries around the world. We transfer inventory from our plants to our distribution and sales organizations. This inventory is transferred at cost plus mark-up. This mark-up is referred to as inter-company profit. Each quarter we review our inventory levels and analyze our inter-company profit for each of our segments to determine the amount of inter-company profit to eliminate. Key assumptions are made to estimate product gross margins, the product mix of existing inventory balances and current period shipments. Over time, we refine these estimates as facts and circumstances allow. If our estimates require refinement our results could be impacted.

Our inventory reserve balances of $66 million, $54 million and $54 million as of December 31, 2002, 2001 and 2000 represent 20.2%, 16.2% and 15.8% of our gross inventory balances for each period. Although we strive to achieve a balance between market demands and risk of inventory excess or obsolescence caused by these factors, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. This policy is consistently applied to all of our operating segments and we do not anticipate any changes to our policy in the near term.

Warranty Reserves One of our key strategies is to provide superior quality products and services. To that end, we provide a standard manufacturer's warranty extending up to 12 months such that, should products under warranty require repair, no additional cost of that repair will be charged to our customers. A corresponding estimated liability for potential warranty costs is also recorded at the time of the sale. We sometimes offer extended warranties to our customers for purchase. We defer the fair value of these revenues and recognize revenue over the life of the warranty. This impacts all segments of our business except for the "Other" segment where minimal warranty, if any, is offered.

Future warranty obligation costs are based upon historic factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. Each segment consummating a sale recognizes the total customer revenue and records the associated warranty liability based upon the pre-established warranty percentages for that product class.

Total warranty costs for the period ended December 31, 2002 were $16 million, $18 million in 2001 and $24 million in 2000, representing 0.6%, 0.6% and 0.8% of total product revenues in the respective periods. Historically the principal factor used to estimate our warranty costs has been service calls per machine. Significant changes in this factor could result in actual warranty costs differing from accrued estimates. Although no near-term changes in our estimated warranty reserves are currently anticipated, in the unlikely event of a significant increase in warranty claims by one or more of our larger customers, costs to fulfill warranty obligations would be higher than provisioned, thereby impacting results.

Pension, Postretirement and Postemployment Benefits We account for defined benefit pension plans in accordance with SFAS 87 which requires that amounts recognized in financial statements be determined on an actuarial basis. Our postretirement plans are accounted for in accordance with Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," and our postemployment plans are accounted for in accordance with Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits." We have significant pension, postretirement and postemployment benefit costs and credits, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, rate of increase in health care costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We generally review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Postretirement and postemployment expenses impact all of our segments, while pension income is reported at the corporate level.

The key assumptions used in developing our 2002 pension and postretirement plan expense were the discount rate of 7.25% and expected return on assets assumption of 10% for our U.S. plans which represents 69% and 100% of pension and postretirement plan obligations, respectively. Holding all other assumptions constant, a 0.25% change in the discount rate used for the U.S. plan would have increased or decreased pre-tax 2002 income by approximately $2 million. Likewise, a 0.25% change in the expected rate of return on plan assets assumption would have increased or decreased pre-tax 2002 income by approximately $7 million. Our expected return on plan assets has historically been and will likely continue to be material to operating and net income. While it is required that we review our actuarial assumptions each year at the measurement date, we generally do not change them between measurement dates. We use a measurement date of December 31, for all of our plans. In determining 2003 pension and postretirement expense for the U.S. plans, we intend to use a discount rate of 6.75% and an expected rate of return on assets assumption of 8.5%. The most significant assumption used in developing our 2002 postemployment plan expense was the assumed rate of involuntary turnover of 4%. The involuntary turnover rate is based on historical trends and projections of involuntary turnover in the future. Our historical assumption has been 3.5%, however, due to reengineering activities that increased our recent involuntary turnover rate and our projection of involuntary turnover, we raised our rate to 4%. A 0.25% change in the rate of involuntary turnover would have increased or decreased pre-tax 2002 expense by approximately $4 million.

Environmental and Legal Contingencies Each quarter, we review the status of each claim and legal proceeding and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss, in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies." To the extent the amount of a probable loss is estimable only by reference to a range of equally probable outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue for the low end of the range. Because of uncertainties related to these matters, the use of estimates, assumptions, judgments and external factors beyond our control, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. When insurance carriers or third-parties have agreed to pay any amounts related to costs, and we believe that it is probable that we can collect such amounts, those amounts would be reflected as receivables in our consolidated financial statements.

The most significant legal contingency impacting our company relates to the Fox River matter, which is further described in detail in Note 11 of Notes to Consolidated Financial Statements. This matter impacts our company overall and does not affect the financial results of any one of its segments. As described in Note 11, NCR was identified as a potentially responsible party (PRP) at the Fox River site in Wisconsin, because of polychlorinated biphenyl (PCB) discharges from two carbonless paper manufacturing facilities previously owned by NCR located along the Fox River. Some parties contend that NCR is also responsible for PCB discharges from paper mills owned by other companies because carbonless paper manufactured by NCR was purchased by those mills as a raw material for their paper making processes. NCR sold the facilities in 1978 to the present owner, Appleton Papers Inc. (API), which has also been identified as a PRP. The other Fox River PRPs include P.H. Glatfelter Company, Georgia Pacific (formerly Fort James), WTM1 Co. (formerly Wisconsin Tissue, now owned by Chesapeake Corporation), Riverside Paper Corporation, and U.S. Paper Mills Corp. (owned by Sonoco Products Company).

As of the end of 2002, our reserve for the Fox River matter was approximately $56 million. In 2001, we increased our reserve to account for the government's proposed clean-up plan, which included certain estimates regarding the total clean-up costs associated with the Fox River, among other things. We regularly re-evaluate the assumptions we use in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, make appropriate adjustments.

The extent of our potential liability has been highly uncertain and continues to be so at this time. Our eventual liability–which we expect will be paid out over the next 20-40 or more years–will depend on a number of factors. In general, these factors include: (1) the total clean-up costs for the site; (2) the total natural resource damages for the site; (3) the share NCR and API will jointly bear of the total clean-up costs and natural resource damages; as former and current owners of paper manufacturing facilities along the Fox River (4) the share NCR will bear of the joint NCR/API payments for clean-up costs and natural resource damages; and (5) our transaction costs to defend our company in this matter. In setting our reserve, we have attempted to estimate a range of reasonably possible outcomes for each of these factors, although each range is itself highly uncertain. We use our best estimate within the range if that is possible. Where there is a range of equally probable outcomes, and there is no amount within that range that appears to be a better estimate than any other amount, we use the low-end of the range. Each of these factors is discussed below:

- For the first factor described above, total clean-up costs for the site, we determined that there is a range of equally probable outcomes, and that no estimate within that range was better than the other estimates. Accordingly, we used the low-end of that range, which was the government's estimate of the clean-up costs as set forth in the proposed clean-up plan. This amount was $370 million; however there can be no assurances that this amount will not be significantly higher. For example, one consultant has expressed an opinion that total clean-up costs for the site could be approximately $1.1 billion. In relying on the government estimates for clean-up costs, we assumed that neither the amount of dredging undertaken nor the cost per cubic yard of the dredging will vary significantly from the amounts contained in the proposed plan. The goverment's final clean-up plan for the first two areas of the Fox River that was released in January 2003 is generally consistent with the estimates for the corresponding portions of its proposed plan.

- Second, for total natural resource damages, we also determined that there is a range of equally probable outcomes, and that no estimate within that range was better than the other estimates. Accordingly, we used the low-end of that range, which was the lowest estimate in a 2000 government report on natural resource damages. This amount was $176 million.
- Third, for the NCR/API share of clean-up costs and natural resource damages, we examined figures developed by several independent, nationally-recognized engineering and paper-industry experts, along with those set forth in draft government reports. Again, we determined that there is a range of equally probable outcomes, and that no estimate within that range was better than the other estimates. Accordingly, we used the low-end of that range, which was primarily an estimate of the joint NCR/API percentage of direct discharges of PCBs to the river.
- Fourth, for our share of the joint NCR/API payments, we estimated we would pay approximately half of the total costs jointly attributable to NCR/API. This is based on a sharing agreement between us and API, the terms of which are confidential. This factor assumes that API is able to pay its share of the NCR/API joint share.
- Finally, for our transaction costs to defend this matter, we estimated the costs we are likely to incur over the four-year period covered by the NCR/API interim settlement with the government (which is described below). This estimate is based on our costs since this matter first arose in 1995 and estimates of what our defense costs will be in the future.

We do not expect there to be any significant near-term changes to any of the above-described assumptions that are likely to have a material effect on the amount of our accrual. However, there are other estimates for each of these factors which are significantly higher than the estimates described above. We believe there is such uncertainty surrounding these estimates that we cannot quantify the high-end of the range of such estimates. In any event, assuming, for example, that the above described assumptions are each doubled, our payments for the potential liabilities for the Fox River matter would be approximately $255 million (to be paid out over the next 20-40 or more years). AT&T Corp. and Lucent Technologies, Inc. are jointly responsible for indemnifying us for a portion of amounts incurred by our company over a certain threshold, and the $255 million estimate assumes they will make such payments. If we were in fact required to pay an amount such as $255 million for NCR's share of the Fox River liabilities, it would have a minimal impact on our liquidity and capital resources, assuming that such amount was required to be paid over the time frame currently contemplated. However, if such an amount were required to be paid in a shorter time period, it could have a material impact on our liquidity or capital resources.

We have discussed above our overall, long-term exposure to the Fox River liability. However, as described in Note 11 of Notes to Consolidated Financial Statements, we also have limited short-term liability for this matter. In December 2001, NCR and API entered into an interim settlement with the governmental agencies that limits NCR/API's joint cash payouts to $10.375 million per year over a four-year period beginning at the time of such interim settlement. Any portion of an annual $10.375 million installment not paid out in a given year will be rolled over and made available for payment during subsequent years up until December 10, 2005. These payments are being shared by us and API under the terms of the confidential settlement agreement discussed above and will be credited against our long-term exposure for this matter.

Investment in Marketable Securities We typically classify our marketable securities as available-for-sale and account for them at fair value with net unrealized gains or losses reported, net-of-tax, within stockholders' equity. If a decline in the fair value of a marketable security is deemed by us to be other than temporary, the cost basis of the investment is written down to estimated fair value, and the amount of the write-down is included in the determination of income. The determination of whether a decline in the fair market value is to be other than temporary requires a significant amount of judgment and is based on historical experience and upon information available to us at the time. However, because future events relating to marketable securities cannot be determined with absolute certainty, our decision to recognize a loss may be premature or we may fail to a make a timely adjustment, impacting future earnings. During the fourth quarter of 2002, we recognized a pre-tax loss of $14 million for investments in marketable securities in Japan. Currently, we do not anticipate any near-term changes in the fair market value of our marketable securities and any changes in the fair market value would be immaterial.

Income Taxes We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to which jurisdiction the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting. We also review our liabilities under SFAS No. 5 which requires an accrual for estimated losses when it is probable that a liability has been incurred and the amount can be reasonably estimated. These projections and estimates may change in the future as actual results become known.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate. The impact to our effective tax rate would be an increase of one percentage point for each increase of $1 million to the valuation allowance as of December 31, 2002.

We have a valuation allowance of $357 million as of December 31, 2002 related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to ultimate realization of a benefit from those tax assets. As of December 31, 2001, the valuation allowance was $281 million.

Impairment of Long-Lived Assets In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. We determine the fair value of these assets based upon estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. In analyzing the fair value and recoverability using future cash flows, we make projections based on a number of assumptions and estimates of growth rates, future economic conditions, assignment of discount rates and estimates of terminal values. An impairment loss is recognized if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows. The measurement of impairment loss is the difference between the carrying amount and fair value of the asset. This policy is applied to all of our segments. Long-lived assets to be disposed of and/or held for sale are reported at the lower of carrying amount or fair value less cost to sell. We determine the fair value of these assets in the same manner as described for assets held and used.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations" and SFAS 142 in June 2001. SFAS 141 specifies criteria that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS 142 also requires intangible assets with definite useful lives to continue to be amortized over their respective useful lives and be tested for impairment whenever events and circumstances indicate that the carrying amount may not be recoverable. Indefinite life intangible assets must be tested annually to determine whether events or circumstances continue to support the indefinite useful life. If the intangible asset is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with SFAS 144. Similar to goodwill, the assessment of impairment for intangible assets requires estimates of future cash flows. To the extent the carrying value of the assets exceed their fair value, an impairment loss would be recorded. See Note 5 of Notes to Consolidated Financial Statements for our disclosure regarding intangible assets and goodwill.

recently issued accounting pronouncements

A discussion of recently issued accounting pronouncements is described in Note 1 of Notes to Consolidated Financial Statements and we incorporate such discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations by reference and make it a part hereof.

report of management

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in our Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

We maintain an internal control structure designed to provide reasonable assurance, at reasonable cost, that our assets are safeguarded, and that transactions are properly authorized, executed, recorded and reported. This structure is supported by the selection and training of qualified personnel, by the proper delegation of authority and division of responsibility, and through dissemination of written policies and procedures. An ongoing program of internal audits and operational reviews assists us in monitoring the effectiveness of these controls, policies and procedures. The accounting systems and related other controls are modified and improved in response to changes in business conditions and operations, and recommendations made by our independent accountants and internal auditors.

PricewaterhouseCoopers LLP, independent accountants, are engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with auditing standards generally accepted in the United States of America, which include the consideration of our internal control structure.

The Audit Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors our accounting, reporting and internal control structure. Our independent accountants, internal auditors and management have complete and free access to the Audit Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

Lars Nyberg
Chairman of the Board

Earl Shanks
Senior Vice President and
Chief Financial Officer

report of independent accountants

To the Board of Directors and Stockholders of NCR Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of NCR Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Notes to Consolidated Financial Statements, on January 1, 2002, NCR Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles." The transitional goodwill impairment write-down was reflected as a cumulative effect of change in accounting for the year ended December 31, 2002. As discussed in Note 1 of the Notes to Consolidated Financial Statements, on January 1, 2001, NCR Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities–an Amendment of FASB Statement No. 133," the effect of which is reflected as a cumulative effect of change in accounting for the year ended December 31, 2001.

PricewaterhouseCoopers LLP

Dayton, Ohio
January 20, 2003

consolidated statements of operations

For the year ended December 31 In millions, except per share amounts	2002	2001	2000
Revenue			
Product revenue	$ 2,885	$ 3,048	$ 3,178
Service revenue	2,700	2,869	2,781
Total revenue	5,585	5,917	5,959
Operating expenses			
Cost of products	1,883	1,947	2,000
Cost of services	2,115	2,176	2,092
Selling, general and administrative expenses	1,166	1,315	1,329
Research and development expenses	232	293	333
Total operating expenses	5,396	5,731	5,754
Income from operations	189	186	205
Interest expense	19	18	13
Other expense (income), net	39	44	(83)
Income before income taxes and cumulative effect of accounting change	131	124	275
Income tax expense (benefit)	3	(97)	97
Income before cumulative effect of accounting change	128	221	178
Cumulative effect of accounting change, net-of-tax	(348)	(4)	–
Net (loss) income	$ (220)	$ 217	$ 178
Net (loss) income per common share			
Basic before cumulative effect of accounting change	$ 1.30	$ 2.29	$ 1.87
Cumulative effect of accounting change	(3.55)	(0.04)	–
Basic	$ (2.25)	$ 2.25	$ 1.87
Diluted before cumulative effect of accounting change	$ 1.27	$ 2.22	$ 1.82
Cumulative effect of accounting change	(3.48)	(0.04)	–
Diluted	$ (2.21)	$ 2.18	$ 1.82
Weighted average common shares outstanding			
Basic	97.9	96.7	95.1
Diluted	99.9	99.6	98.0

The accompanying notes are an integral part of the consolidated financial statements.

consolidated balance sheets

At December 31	2002	2001
In millions, except per share amounts		
Assets		
Current assets		
Cash, cash equivalents and short-term investments	$ 526	$ 336
Accounts receivable, net	1,204	1,126
Inventories, net	263	280
Other current assets	193	221
Total current assets	2,186	1,963
Reworkable service parts and rental equipment, net	234	224
Property, plant and equipment, net	558	629
Goodwill	102	450
Other assets	1,592	1,589
Total assets	$ 4,672	$ 4,855
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	$ 5	$ 138
Accounts payable	364	362
Payroll and benefits liabilities	227	217
Customer deposits and deferred service revenue	339	319
Other current liabilities	482	482
Total current liabilities	1,417	1,518
Long-term debt	306	10
Pension and indemnity liabilities	696	319
Postretirement and postemployment benefits liabilities	312	359
Other liabilities	596	600
Minority interests	20	22
Total liabilities	3,347	2,828
Commitments and contingencies (Note 11)		
Stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding at December 31, 2002 and 2001, respectively	–	–
Common stock: par value $0.01 per share, 500.0 shares authorized, 97.0 and 97.4 shares issued and outstanding at December 31, 2002 and 2001, respectively	1	1
Paid-in capital	1,217	1,235
Retained earnings	641	861
Accumulated other comprehensive loss	(534)	(70)
Total stockholders' equity	1,325	2,027
Total liabilities and stockholders' equity	$ 4,672	$ 4,855

The accompanying notes are an integral part of the consolidated financial statements.

consolidated statements of cash flows

For the year ended December 31 In millions	2002	2001	2000
Operating activities			
Net (loss) income	$ (220)	$ 217	$ 178
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	328	423	361
Deferred income taxes	(27)	11	32
Income tax adjustment	–	(138)	–
Goodwill impairment	348	–	–
Other gain on assets, net	50	(23)	(8)
Changes in assets and liabilities:			
Receivables	(90)	212	(80)
Inventories	18	8	28
Current payables	(12)	(146)	80
Customer deposits and deferred service revenue	21	(25)	(42)
Disbursements for employee severance and pension	(155)	(263)	(248)
Other assets and liabilities	(14)	(130)	(130)
Net cash provided by operating activities	247	146	171
Investing activities			
Purchases of short-term investments	–	(23)	(26)
Proceeds from sales and maturities of short-term investments	1	32	208
Net expenditures and proceeds for reworkable service parts	(113)	(117)	(108)
Expenditures for property, plant and equipment	(81)	(141)	(216)
Proceeds from sales of property, plant and equipment	23	40	173
Business acquisitions and investments	–	(6)	(319)
Proceeds from sale of business	–	44	–
Additions to capitalized software	(65)	(67)	(67)
Other investing activities, net	15	5	(12)
Net cash used in investing activities	(220)	(233)	(367)
Financing activities			
Purchases of Company common stock	(66)	(60)	(110)
Short-term borrowings, additions	101	213	10
Short-term borrowings, repayments	(234)	(171)	(21)
Long-term debt, additions	299	1	–
Long-term debt, repayments	(3)	(2)	(3)
Proceeds from employee stock plans	51	101	122
Other financing activities, net	3	5	(5)
Net cash provided by (used in) financing activities	151	87	(7)
Effect of exchange rate changes on cash and cash equivalents	13	(12)	(21)
Increase (decrease) in cash and cash equivalents	191	(12)	(224)
Cash and cash equivalents at beginning of year	335	347	571
Cash and cash equivalents at end of year	$ 526	$ 335	$ 347
Supplemental data			
Cash paid (received) during the year for:			
Income taxes	$ 29	$ (8)	$ 68
Interest	19	18	14

The accompanying notes are an integral part of the consolidated financial statements.

consolidated statements of changes in stockholders' equity

In millions	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
December 31, 1999	94	$ 1	$ 1,081	$ 466	$ 48	$ 1,596
Employee stock purchase and stock compensation plans	3	–	117	–	–	117
Purchase acquisitions	1	–	64	–	–	64
Proceeds from sale of put options	–	–	5	–	–	5
Expiration of put option obligation	–	–	13	–	–	13
Purchase of Company common stock	(3)	–	(124)	–	–	(124)
Subtotal	95	1	1,156	466	48	1,671
Net income	–	–	–	178	–	178
Other comprehensive income (loss), net-of-tax:						
Currency translation adjustments	–	–	–	–	(42)	(42)
Unrealized (losses) gains on securities:						
Unrealized holding (losses) arising during the period	–	–	–	–	(35)	(35)
Less: reclassification adjustment for gains included in net income	–	–	–	–	(3)	(3)
Additional minimum pension liability	–	–	–	–	(11)	(11)
Comprehensive income (loss)	–	–	–	178	(91)	87
December 31, 2000	95	1	1,156	644	(43)	1,758
Employee stock purchase and stock compensation plans	3	–	124	–	–	124
Proceeds from sale of put options	–	–	1	–	–	1
Purchase of Company common stock	(1)	–	(46)	–	–	(46)
Subtotal	97	1	1,235	644	(43)	1,837
Net income	–	–	–	217	–	217
Other comprehensive income (loss), net-of-tax:						
Currency translation adjustments	–	–	–	–	(42)	(42)
Unrealized (losses) on securities:						
Unrealized holding (losses) arising during the period	–	–	–	–	(3)	(3)
Less: reclassification adjustment for losses included in net income	–	–	–	–	5	5
Additional minimum pension liability	–	–	–	–	6	6
Unrealized gains on derivatives	–	–	–	–	7	7
Comprehensive income (loss)	–	–	–	217	(27)	190
December 31, 2001	97	1	1,235	861	(70)	2,027
Employee stock purchase and stock compensation plans	2	–	47	–	–	47
Proceeds from sale of put options	–	–	1	–	–	1
Purchase of Company common stock	(2)	–	(66)	–	–	(66)
Subtotal	97	1	1,217	861	(70)	2,009
Net loss	–	–	–	(220)	–	(220)
Other comprehensive loss, net-of-tax:						
Currency translation adjustments	–	–	–	–	101	101
Unrealized (losses) on securities:						
Unrealized holding (losses) arising during the period	–	–	–	–	(7)	(7)
Less: reclassification adjustment for losses included in net income	–	–	–	–	6	6
Additional minimum pension liability	–	–	–	–	(551)	(551)
Unrealized (losses) on derivatives	–	–	–	–	(13)	(13)
Comprehensive loss	–	–	–	(220)	(464)	(684)
December 31, 2002	97	$ 1	$ 1,217	$ 641	$ (534)	$ 1,325

The accompanying notes are an integral part of the consolidated financial statements.

note 1 description of business and significant accounting policies

Description of Business NCR Corporation (NCR or the Company) and its subsidiaries provide solutions worldwide that are designed specifically to enable NCR's customers to build, expand and enhance their relationships with their customers by facilitating transactions and transforming data from transactions into useful business information.

NCR offers specific solutions for the retail and financial industries, and through its Data Warehousing and Customer Services segments, NCR provides solutions for industries including telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer goods manufacturers and government entities. These solutions are built on a foundation of long-established industry knowledge and consulting expertise, a range of hardware technology, value-adding software, global customer support services, and a complete line of business consumables.

Basis of Consolidation The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no representation on the Company's Board of Directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. The Company does not have any special purpose entities whose financial results are not included in the consolidated financial statements.

Use of Estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition NCR's revenue recognition policy is consistent with the requirements of Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements," Statement of Position No. 97-2 (SOP 97-2), "Software Revenue Recognition," and other applicable revenue recognition guidance and interpretations. In general, the Company records revenue when it is realized, or realizable, and earned. The Company considers these requirements met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

For the Company's solutions, computer hardware and software revenue is recognized upon shipment, delivery, installation or customer acceptance of the product, as defined in the customer contract. Typically, NCR does not sell its software products without the related hardware as the software products are embedded in the hardware. The Company's typical solution requires no significant production, modification or customization of the software or hardware that is essential to the functionality of the products other than installation for its more complex solutions. For these complex solutions, revenue is deferred until the installation is complete.

As a solutions provider, the Company's sales arrangements often include services in addition to hardware and software. These services could include hardware maintenance, upgrade rights, customer support and professional consulting services. For sales arrangements that include bundled hardware, software and services, NCR accounts for any undelivered service offering as a separate element of a multiple-element arrangement. These services are typically not essential to the functionality of the hardware and software. Amounts deferred for services are determined based upon vendor-specific objective evidence of the fair value of the elements as prescribed in SOP 97-2. For these services, revenue is typically recognized ratably over the period benefited or when the services are complete. If the services are essential to the functionality of the hardware and software, revenue from the hardware and software components is deferred until the essential services are complete.

NCR's customers may request that certain transactions be on a bill and hold basis. For these transactions, the Company recognizes revenue in accordance with SAB 101 and the criteria established by the Securities and Exchange Commission.

Cash, Cash Equivalents and Short-Term Investments All short-term, highly liquid investments having original maturities of three months or less are considered to be cash equivalents. Short-term investments include certificates of deposit, commercial paper and other investments having maturities less than one year. Such investments are stated at cost, which approximates fair value at December 31, 2002 and 2001.

Transfer of Financial Assets NCR offers its customers the option to acquire its products and services through payment plans, financing or leasing contracts. From time to time, the Company has factored certain receivables, or transfers future payments under these contracts, to financing institutions on a non-recourse basis. NCR may act as servicing agent for the purchaser and retain collection and administrative responsibilities. These transfers are recorded as sales of the related accounts receivable when NCR is considered to have surrendered control of such receivables. The Company had factored receivables of less than $1 million at December 31, 2002 and approximately $76 million and $58 million at December 31, 2001 and 2000, respectively. The related cost of the factoring was immaterial to the Company's consolidated financial results.

Allowance for Doubtful Accounts NCR establishes provisions for doubtful accounts using both percentages of accounts receivable balance to reflect historical average credit losses and specific provisions for known issues. Given this experience, NCR believes that the reserves for potential losses are adequate, but if one or more of the Company's larger customers were to default on its obligations under applicable contractual arrangements, NCR could be exposed to potentially significant losses in excess of the provisions established.

Inventories Inventories are stated at the lower of average cost or market value. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Investments in Marketable Securities Typically, marketable securities, which are included in other assets, are deemed by management to be available-for-sale and are reported at fair value with net unrealized gains or losses reported, net-of-tax, within stockholders' equity. If a decline in the fair value of a marketable security is deemed by management to be other than temporary, the cost basis of the investment is written down to fair value, and the amount of the write-down is included in the determination of income. Realized gains and losses are recorded based on the specific identification method and average cost method, as appropriate, based upon the investment type.

Long-Lived Assets

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within other assets and are amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software over three years beginning when the asset is substantially ready for use.

R&D costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company typically amortizes capitalized software over three years beginning when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred.

Additions to capitalized software development costs were $65 million in 2002, $67 million in 2001 and $67 million in 2000. Amortization of capitalized software development costs was $70 million in 2002, $70 million in 2001 and $68 million in 2000. Gross capitalized software development costs were $317 million and $252 million at December 31, 2002 and 2001, respectively, and accumulated amortization for capitalized software development costs was $214 million and $144 million at December 31, 2002 and 2001, respectively.

Goodwill NCR adopted SFAS 142 on January 1, 2002, and accordingly, NCR discontinued the amortization of goodwill assets upon adoption. NCR recorded a non-cash, net-of-tax goodwill impairment charge of $348 million as a cumulative effect of accounting change for the year ended December 31, 2002. An additional annual test was performed during the fourth quarter 2002 and no further impairment was realized.

In 2001 and 2000, goodwill amortization was computed on a straight-line basis over estimated useful lives ranging from three to 20 years. Goodwill amortization expense recorded in operating expense was $67 million and $33 million in 2001 and 2000, respectively. Goodwill amortization expense recorded in other expense was $7 million and $6 million in 2001 and 2000, respectively. Accumulated amortization was $127 million and $58 million at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment Property, plant and equipment, reworkable service parts and rental equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and other equipment over three to ten years and reworkable service parts over three to six years. Reworkable service parts are those parts that can be reconditioned and used in installation and ongoing maintenance services and integrated service solutions for NCR's customers.

Property, Plant and Equipment Held for Sale Long-lived assets to be sold are classified as held for sale in the period for which they meet the criteria outlined in SFAS 144. Assets classified as held for sale are carried at the lower of their carrying amount or fair value and are not depreciated while classified as held for sale.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment, software and investments are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Warranty, Post Sales Support and Sales Returns Provisions for product warranties, post sales support and sales returns and allowances are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves and sales return and allowances using percentages of revenue to reflect the Company's historical average warranty and sales return claims.

In addition to the standard product warranty, the Company offers extended warranties to its customers. NCR considers extended warranties to be no different than a normal service contract and therefore accounts for the extended warranty by deferring revenue equal to the fair value of the warranty and recognizes the deferred revenue over the extended warranty term.

Pension, Postretirement and Postemployment Benefits NCR has significant pension, postretirement and postemployment benefit costs and credits, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions the Company makes about interest rates, expected investment return on plan assets, rate of increase in health care costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, NCR's actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop the Company's valuations. NCR generally reviews and updates these assumptions on an annual basis at the beginning of each fiscal year. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense the Company has recorded or may record.

Foreign Currency For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments resulting from fluctuations in exchange rates are recorded in other comprehensive income.

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. NCR uses foreign exchange forward contracts and options to reduce the Company's exposure to changes in currency exchange rates, primarily as it relates to inventory purchases by marketing units and inventory sales by manufacturing units. Derivatives used as a part of NCR's risk management strategy, which are designated at inception as cash-flow hedges, are measured for effectiveness both at inception and on an ongoing basis. For foreign exchange contracts designated as cash-flow hedges, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. For the year ended December 31, 2002, NCR reclassified net losses of $1 million to other income as a result of discontinuance of cash-flow hedges. The net impact related to the ineffectiveness of all cash-flow hedges was not material during 2002. At December 31, 2002, before-tax deferred net losses recorded in other comprehensive income related to cash-flow hedges were $9 million, and are expected to be reclassified to earnings during the next 12 months.

When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations), gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash-flow hedges, are recognized in other income or expense as exchange rates change. The impact of these hedging activities were not material to the Company's consolidated financial position, results of operations or cash flows. Settlement payments are primarily based on net gains and losses related to foreign exchange derivatives and are included in cash flows from operating activities in the consolidated statements of cash flows.

Income Taxes Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. NCR records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Earnings Per Share Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic, except that the weighted average number of shares outstanding includes the additional dilution from potential common stock, such as stock options and restricted stock awards.

Environmental and Legal Contingencies In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes the amounts provided in its consolidated financial statements, as prescribed by GAAP are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed below in Note 11 of Notes to Consolidated Financial Statements, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2002, cannot currently be reasonably determined.

Stock Compensation NCR accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," which requires compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant. Compensation cost charged against income for NCR's stock-based plans was not material in 2002, 2001 and 2000. If NCR recognized stock-based compensation expense based on the fair value of granted options at the grant date, net (loss) income and net (loss) income per diluted share for the years ended December 31 would have been as follows:

In millions, except per share amounts	2002	2001	2000
Net (loss) income			
As reported	$ (220)	$ 217	$ 178
Pro forma	$ (265)	$ 177	$ 140
Net (loss) income per diluted share			
As reported	$ (2.21)	$ 2.18	$ 1.82
Pro forma	$ (2.65)	$ 1.78	$ 1.43

The pro forma amounts calculated are not necessarily indicative of the effects on net income and net income per diluted share in future years. The pro forma net (loss) income and net (loss) income per diluted share for all periods presented were computed using the fair value of options as calculated using the Black-Scholes option-pricing method.

Reclassifications Certain prior year amounts have been reclassified to conform to the 2002 presentation.

recently issued accounting pronouncements

Statement of Financial Accounting Standards No. 143 In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143, which amends Statement of Financial Accounting Standards No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The objective of SFAS 143 is to provide guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of this project are those that an entity cannot avoid as a result of either acquisition, construction or normal operation of a long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. At this time, NCR does not expect this standard to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 145 In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds Statement of Financial Accounting Standards No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS 145 amends Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 shall be applied in fiscal years beginning after May 15, 2002. NCR does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 146 In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. NCR is evaluating the impact of this standard on the Company's consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 148 In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148) "Accounting for Stock-Based Compensation–*Transition and Disclosure–an amendment of FASB Statement No. 123." This Statement amends Statement* of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. NCR is evaluating the impact of this standard for the Company's consolidated financial position, results of operations or cash flows.

FASB Interpretation No. 45 In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires NCR to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. NCR has adopted the disclosure provisions of FIN 45 and is evaluating the impact that it will have on the consolidated financial position, results of operations or cash flows.

FASB Interpretation No. 46 In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" expanding the guidance in Accounting Research Bulletin No. 51, "Consolidated Financial Statements" relating to transactions involving variable interest entities. NCR is evaluating the impact of this Interpretation on the Company's consolidated financial position, results of operations or cash flows.

note 2 supplemental financial information

For the year ended December 31 In millions	2002	2001	2000
Other expense (income)			
Interest income	$ (10)	$ (10)	$ (31)
Other loss (gain) on assets, net	50	(23)	(33)
Fox River provision (see Note 11)	–	40	2
Other, net	(1)	37	(21)
Other expense (income), net	$ 39	$ 44	$ (83)

At December 31	2002	2001
Cash, cash equivalents and short-term investments		
Cash and cash equivalents	$ 526	$ 335
Short-term investments	–	1
Total cash, cash equivalents and short-term investments	$ 526	$ 336
Accounts receivable		
Trade	$ 1,177	$ 1,093
Other	52	87
Accounts receivable, gross	1,229	1,180
Less: allowance for doubtful accounts	25	54
Total accounts receivable, net	$ 1,204	$ 1,126
Inventories		
Finished goods, net	$ 197	$ 198
Work in process and raw materials, net	66	82
Total inventories, net	$ 263	$ 280

note 2 supplemental financial information (continued)

At December 31	2002	2001
Other current assets		
Current deferred tax assets	$ 108	$ 113
Other	85	108
Total other current assets	$ 193	$ 221
Reworkable service parts and rental equipment		
Reworkable service parts and rental equipment, gross	$ 501	$ 462
Less: accumulated depreciation	267	238
Total reworkable service parts and rental equipment, net	$ 234	$ 224
Property, plant and equipment		
Land and improvements	$ 90	$ 88
Buildings and improvements	534	556
Machinery and other equipment	1,066	1,058
Property, plant and equipment, gross	1,690	1,702
Less: accumulated depreciation	1,132	1,073
Total property, plant and equipment, net	$ 558	$ 629
Other assets		
Prepaid pension cost[1]	$ 794	$ 1,104
Deferred income taxes[1]	596	253
Other	202	232
Total other assets	$ 1,592	$ 1,589
Other liabilities		
Income taxes	$ 458	$ 440
Other	138	160
Total other liabilities	$ 596	$ 600
Accumulated other comprehensive loss		
Currency translation adjustments	$ 50	$ (54)
Unrealized gain on securities	2	3
Unrealized (loss) gain on derivatives	(9)	7
Additional minimum pension liability and other[1]	(577)	(26)
Total accumulated other comprehensive loss	$ (534)	$ (70)

[1] At December 31, 2002, NCR recorded a $841 million pre-tax charge to shareholders' equity, increasing additional minimum liabilities for our pension plans. To account for this charge, prepaid pension cost decreased $523 million, other intangible assets increased $7 million, non-current deferred taxes increased $290 million, pension and indemnity liabilities increased $325 million and the net-of-tax impact to other comprehensive loss was $551 million.

note 3 business restructuring

In the third quarter of 2002, NCR announced re-engineering plans to drive operational efficiency throughout the Company. The Company is targeting process improvements to drive simplification, standardization, globalization and consistency across the organization. Key business processes and supporting functions are being re-engineered to improve efficiency and lower costs and expenses. Management is taking action to shorten the Company's product and service offer development cycles and to improve its sales and order management processes. To improve accounts receivables collections and cash flow, management has implemented plans to drive efficiencies for the Company's invoicing and collection activities.

During the fourth quarter of 2002, in connection with these efforts, NCR's management approved a real estate consolidation and restructuring plan designed to accelerate the Company's re-engineering strategies. A pre-tax restructuring charge of $8 million was recorded in the fourth quarter of 2002 to provide for contractual lease termination costs. This charge primarily impacted the following segments, Data Warehousing ($2 million), Financial Self Service ($3 million), and Customer Services ($3 million).

As of December 31, 2002, NCR had not utilized any of the $8 million liability, and as such it is reflected as a current liability on NCR's consolidated balance sheet. The Company anticipates the entire $8 million charge to be utilized for cash outlays. The Company expects to complete the restructuring plan via exiting all identified facilities by the end of 2003.

note 4 business combinations, divestitures and equity investments

During 2002, NCR had no significant acquisition or divestiture activity that materially impacted the consolidated statement of income, balance sheet or cash flows. In 2001 and 2000, NCR completed a number of acquisitions accounted for as purchase business combinations. The earnings from the acquired entities were included in NCR's consolidated financial results from the dates of acquisition. Purchase price and related acquisition costs were allocated to the acquired tangible and intangible assets and liabilities based on fair market values, with residual amounts recorded as goodwill. Also, in 2002, 2001 and 2000, NCR completed other investments and sold assets related to portions of its businesses to third parties, all of which were insignificant.

During 2001, NCR acquired two companies that were not individually, or in aggregate, significant to its financial position, results of operations or cash flows. In 2001, the Company recorded approximately $9 million of integration costs related to acquisitions, which were expensed as incurred ($6 million in cost of revenue and $3 million in SG&A expenses). Also during 2001, NCR sold its account and item processing outsourcing businesses for approximately $44 million. Unaudited pro forma financial information has not been presented because the effects of the acquisitions and divestitures were not material on either an individual or aggregate basis.

During 2000, NCR completed several acquisitions including 4Front Technologies, Inc. (4Front). These acquisitions resulted in total goodwill of $431 million that was being amortized over various periods of five to ten years, and in-process R&D charges of $25 million. The total amount of stock issued as part of the acquisitions was $64 million. NCR recorded approximately $2 million of integration costs related to acquisitions in 2000, which were expensed as incurred ($1 million in cost of revenue and $1 million in SG&A expenses). All purchase accounting adjustments for acquisitions completed in 2000 were finalized and included in the 2001 results.

Assuming the acquisition of 4Front had occurred at the beginning of 2000, the unaudited pro forma revenue, net income and net income per common share for the period ended December 31, 2000 would have been:

	2000	
	Pro Forma	Reported
In millions, except per share amounts		
Revenue	$ 6,138	$ 5,959
Net income	$ 147	$ 178
Net income per common share (Basic)	$ 1.55	$ 1.87
Net income per common share (Diluted)	$ 1.50	$ 1.82

Unaudited pro forma financial information for other acquisitions and divestitures completed in 2000 has not been presented because the effects of the acquisitions and divestitures were not material on either an individual or aggregated basis.

note 5 long-lived assets

Property, Plant and Equipment Held for Sale Included in property, plant and equipment classified as held for sale at December 31, 2002 were Land and improvements of $6 million, Buildings and improvements of $26 million and Machinery and equipment of $6 million with related accumulated amortization of $23 million. Impairment charges of $8 million were recorded to reduce the assets to their net realizable value.

Goodwill NCR adopted SFAS 142 on January 1, 2002 and, in accordance with SFAS 142, NCR discontinued the amortization of goodwill assets upon adoption. NCR recorded a non-cash, net-of-tax goodwill impairment charge of $348 million as a cumulative effect of accounting change as of January 1, 2002.

Assuming goodwill amortization had been discontinued at January 1, 2000, the comparable net income and earnings per share (basic and diluted) for the prior-year periods would have been:

For the year ended December 31	2001	2000
In millions, except per share amounts		
Reported net income	$ 217	$ 178
Impact of goodwill amortization (net-of-tax)	66	32
Adjusted net income	**$ 283**	$ 210
Basic earnings per share:		
Reported net income	$ 2.25	$ 1.87
Impact of goodwill amortization (net-of-tax)	0.68	0.34
Adjusted basic earnings per share	**$ 2.93**	$ 2.21
Fully diluted earnings per share:		
Reported net income	$ 2.18	$ 1.82
Impact of goodwill amortization (net-of-tax)	0.66	0.33
Adjusted fully diluted earnings per share	**$ 2.84**	$ 2.15

The changes in the carrying amount of goodwill by operating segment for the year ended December 31, 2002 were as follows:

In millions	Beginning Balance January 1, 2002	Transitional Impairment	Other Adjustments [1]	For the year ended December 31, 2002
Goodwill				
Data Warehousing	$ 75	$ –	$ 2	$ 77
Financial Self Service	16	–	(1)	15
Retail Store Automation	28	(28)	–	–
Systemedia	8	(8)	–	–
Payment and Imaging	2	–	–	2
Customer Services	7	–	1	8
Other	314	(314)	–	–
Total goodwill	$ 450	$ (350)	$ 2	$ 102

[1] Changes to ending balances primarily relate to the impact of currency fluctuations and a purchase accounting adjustment in Financial Self Service.

Effective January 1, 2002, NCR performed testing for transitional goodwill impairment and at that time identified operating segments as its reporting units: (1) Data Warehousing, (2) Financial Self Service, (3) Retail Store Automation, (4) Systemedia, (5) Payment and Imaging and (6) Other. At the time of this analysis, the Other segment accumulated individual and dissimilar businesses, such as networking hardware and services, managed services and exited businesses, which are not attributable to the formally identified reportable segments. Other businesses included in the Other segment include data management services, data archiving services, network hardware and management, e-business, integration and migration services, system security consultation and help desk services. Exited businesses included in the Other segment relate to bank branch automation, home banking, account processing and low-end servers. The majority of goodwill is related to acquisitions directly attributed to specific reporting units. Goodwill associated with the Japan subsidiary (the result of acquiring minority shares in 1998) was allocated based on the proportional contribution of Japan to the reporting unit results measured at the approximate point of acquisition. The goodwill that was aligned to Other was primarily the result of the acquisition of 4Front in 2000. 4Front provided a variety of services including maintenance, help desk and network management, among others.

NCR used discounted cash flow models on a reporting unit basis to calculate the fair value of each segment. The annual and strategic long-range plans were used as the basis for calculating the operating income for each segment. Assumptions were modified based on updated information, management input, and industry and economic trends that existed at January 1, 2002. Appropriate adjustments were made to the projected net income to arrive at a cash flow for each reporting unit.

Based on this transitional analysis, NCR identified three reporting units for which a total pre-tax impairment loss of $350 million was realized: Retail Store Automation ($28 million), Systemedia ($8 million) and Other ($314 million). The impairment losses realized for Retail Store Automation and Systemedia were primarily related to reduced customer spending resulting from the economic slowdown within the U.S. economy. The impairment loss realized in Other was predominately due to intense regional competition driving down operating margins and the global economic slowdown within the networking and infrastructure sector.

In the fourth quarter of 2002, NCR's executive management team made a number of strategic changes in how the Company manages its businesses. As part of this strategic change, NCR expanded its operating segments to include Customer Services. Prior to this change, goodwill associated with Customer Services was allocated to each of the other segments, as such a proportional share of the Customer Services goodwill was included in the $350 million pre-tax impairment charge. The remaining goodwill aligned to Customer Services is related to previous acquisitions and the proportional allocation of Japan goodwill.

In the fourth quarter of 2002, NCR performed its annual impairment test using the same methodology used in the transitional test described above and no further goodwill impairment losses were realized.

Other Intangible Assets Other intangible assets were specifically identified when acquired, and mainly consist of patents. NCR has not reclassified any other intangibles to goodwill, nor has it recognized any other intangible assets that were previously included in goodwill. NCR's other intangible assets are deemed to have finite lives and are being amortized over original periods ranging from three to ten years. The gross carrying amount and accumulated amortization for NCR's other intangible assets were $25 million and $15 million for the year ended December 31, 2002 and $23 million and $11 million for the year ended December 31, 2001.

The aggregate amortization expense was $4 million and $3 million for the years ended December 31, 2002 and 2001, respectively. The estimated annual amortization expense for the years ending December 31, 2003, 2004, 2005 and 2006 is $4 million, $4 million, $2 million and zero, respectively.

note 6 debt obligations

In June 2002, the Company issued $300 million of senior unsecured notes due in 2009. The notes were offered to institutional buyers in accordance with Rule 144A and outside the United States in accordance with Regulation S under the Securities Act of 1933, as amended (Securities Act). The notes have not been registered under the Securities Act and were not offered or sold in the United States without appropriate registration pursuant to an applicable exemption from the Securities Act registration requirements. The notes accrue interest from June 6, 2002, at the rate of 7.125% per annum, payable semi-annually in arrears on each June 15 and December 15, beginning December 15, 2002, and contain certain covenants typical of this type of debt instrument. As of November 4, 2002, the interest due on the notes increased 0.25% because certain registration requirements were not yet met. Such additional interest will be due and owing until the Company completes an exchange offer for the notes with new notes that are registered under the Securities Act. The proceeds from the issuance totaled $296 million, after discount and expenses, and were used to repay short-term debt with the remainder available for general corporate purposes.

note 7 income taxes

For the years ended December 31, income before income taxes consisted of the following:

In millions	2002	2001	2000
Income (loss) before income taxes and cumulative effect of accounting change			
United States	$ 284	$ 289	$ 319
Foreign	(153)	(165)	(44)
Total income before income taxes and cumulative effect of accounting change	$ 131	$ 124	$ 275

For the years ended December 31, income tax expense (benefit) consisted of the following:

In millions	2002	2001	2000
Income tax expense (benefit)			
Current			
Federal	$ (2)	$ 9	$ 32
State and local	4	2	2
Foreign	28	(119)	31
Deferred			
Federal	(13)	7	35
State and local	(1)	(4)	3
Foreign	(13)	8	(6)
Total income tax expense (benefit)	$ 3	$ (97)	$ 97

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2002	2001	2000
Income tax expense at the U.S. federal tax rate of 35%	$ 46	$ 43	$ 96
Foreign income tax differential	(30)	(147)	(8)
U.S. permanent book/tax differences (principally goodwill)	1	9	6
Tax benefits on refund claims	(15)	–	–
Other, net	1	(2)	3
Total income tax expense (benefit)	$ 3	$ (97)	$ 97

NCR's tax provisions include a provision for income taxes in those tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. In 2001, the foreign income tax differential included a $138 million income tax benefit resulting from the favorable settlement of audit issues from the 1993 and 1994 tax years related to a number of international dividend transactions. These issues had been the subject of dispute between the IRS and NCR, therefore, a reserve for these items had been established in prior periods. Upon favorable settlement of the dispute during 2001, the reserve was released.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

In millions	2002	2001
Deferred income tax assets		
Employee pensions and other benefits	$ 322	$ 37
Other balance sheet reserves and allowances	131	150
Tax loss and credit carryforwards	471	343
Capitalized research and development	199	120
Property, plant and equipment	30	46
Other	76	94
Total deferred income tax assets	1,229	790
Valuation allowance	(357)	(281)
Net deferred income tax assets	872	509
Deferred income tax liabilities		
Property, plant and equipment	18	32
Employee pensions and other benefits	277	245
Other	65	41
Total deferred income tax liabilities	360	318
Total net deferred income tax assets	$ 512	$ 191

NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from those assets. The valuation allowance covers deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. As of December 31, 2002, NCR had U.S. federal and foreign tax loss carryforwards of approximately $647 million. The tax loss carryforwards subject to expiration expire in the years 2003 through 2021.

NCR did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $466 million and $565 million of undistributed earnings of its foreign subsidiaries as of December 31, 2002 and 2001, respectively, because such earnings are intended to be reinvested indefinitely.

The income tax benefit related to other comprehensive income for 2002, 2001 and 2000 was $247 million, $15 million and $48 million, respectively.

note 8 stock compensation plans, purchases of company common stock and put options

Stock Compensation Plans The NCR Management Stock Plan provides for the grant of several different forms of stock-based benefits, including stock options, stock appreciation rights, restricted stock awards, performance awards, other stock unit awards and other rights, interests or options relating to shares of NCR common stock to employees and non-employee directors. Stock options are generally granted at the fair market value of the common stock at the date of grant, generally have a ten-year term and vest within three years of the grant date. Grants that were issued before 1998 generally had a four-year vesting period. Options to purchase common stock may be granted under the authority of the Board of Directors. Option terms as determined by the Compensation Committee of the Board of Directors will not exceed ten years, as consistent with the Internal Revenue Code. The plan was adopted by the Board of Directors, with stockholder approval, effective January 1, 1997. The plan contains an evergreen provision that initially authorized and made available for grant 5.6% of the outstanding shares as of January 1, 1997, as well as sufficient shares to replace all outstanding awards held by active NCR employees for shares of AT&T Corp. stock. Thereafter, the number of shares authorized under the plan increases each calendar year by 4% of the outstanding shares on the first day of the year for the ten-year term of the plan without the need for additional Board approval. The number of shares of common stock authorized and available for grant under this plan were approximately 25 million and 9 million, respectively, at December 31, 2002.

The NCR WorldShares Plan provides for the grant of stock options relating to shares of NCR common stock to employees. The plan was adopted by the Board of Directors, with stockholder approval, effective January 1, 1997. Options to purchase common stock may be granted by the Board of Directors. On January 1, 1997, the Board granted options with a five-year term to substantially all NCR employees. Those options expired January 1, 2002. The plan terminates January 1, 2007, and currently no option grants are outstanding under the plan. The plan authorizes and makes available for grant 6.6% of the outstanding shares as of January 1, 1997. The number of shares of common stock authorized and available for grant under this plan were approximately 7 million and 5 million, respectively, at December 31, 2002.

A summary of stock option activity under the NCR Management Stock Plan follows:

	2002		2001		2000	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Shares in thousands						
Outstanding at beginning of year	15,519	$ 38.87	15,915	$ 36.52	14,577	$ 35.22
Granted	2,421	33.16	3,598	43.89	4,491	38.50
Exercised	(522)	33.25	(2,481)	32.73	(2,327)	32.07
Canceled	(656)	40.01	(864)	38.41	(593)	37.44
Forfeited	(386)	37.42	(649)	34.10	(233)	34.26
Outstanding at end of year	16,376	$ 38.21	15,519	$ 38.87	15,915	$ 36.52

The following table summarizes information about stock options outstanding at December 31, 2002:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares in thousands					
$15.28 to $29.72	1,364	9.17 years	$ 25.60	152	$ 26.23
$30.26 to $51.63	15,012	6.21 years	39.36	10,914	38.37
Total	16,376		$ 38.21	11,066	$ 38.20

There were approximately 8.3 million stock options with a weighted average exercise price of $36.64 exercisable at December 31, 2001. At December 31, 2000, there were approximately 8.4 million stock options exercisable with a weighted average exercise price of $34.67.

NCR accounts for its stock-based compensation plans using the intrinsic value-based method, which requires compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant. Compensation cost charged against income for NCR's stock-based plans was not material in 2002, 2001 and 2000. If NCR recognized stock-based compensation expense based on the fair value of granted options at the grant date, net (loss) income and net (loss) income per diluted share for the years ended December 31 would have been as follows:

	2002	2001	2000
In millions, except per share amounts			
Net (loss) income			
As reported	$ (220)	$ 217	$ 178
Pro forma	$ (265)	$ 177	$ 140
Net (loss) income per diluted share			
As reported	$ (2.21)	$ 2.18	$ 1.82
Pro forma	$ (2.65)	$ 1.78	$ 1.43

The pro forma amounts calculated are not necessarily indicative of the effects on net income and net income per diluted share in future years. The pro forma net (loss) income and net (loss) income per diluted share for all periods presented were computed using the fair value of options as calculated using the Black-Scholes option-pricing method. The following weighted average assumptions were used for the years ended December 31:

	2002	2001	2000
Dividend yield	–	–	–
Risk-free interest rate	3.92%	4.86%	6.41%
Expected volatility	45.00%	40.00%	40.00%
Expected holding period (years)	5.0	4.9	5.0

The weighted average fair value of NCR stock options calculated using the Black-Scholes option-pricing model for options granted during the years ended December 31, 2002, 2001 and 2000 was $14.84, $18.53 and $17.42 per share, respectively.

The NCR Employee Stock Purchase Plan enables eligible employees to purchase NCR's common stock at 85% of the average market price at the end of the last trading day of each month. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. During 2002, 2001 and 2000, employees purchased approximately 0.8 million, 0.7 million and 0.8 million shares, respectively, of NCR common stock for approximately $22 million, $25 million and $27 million, respectively. As of December 31, 2002, the number of shares authorized and the number of shares available for grant under this plan were approximately 8 million and 3 million, respectively.

Purchase of Company Common Stock On November 21, 2000, NCR's Board of Directors approved a share repurchase program authorizing the systematic repurchase of shares of Company common stock to offset the dilutive effect of the employee stock plans. The systematic repurchase program is funded by the proceeds from the purchase of shares under the Company's Employee Stock Purchase Plan and the exercise of options. Stock will be repurchased periodically on an ongoing basis in the open market or through privately negotiated transactions at management's discretion. The repurchased shares are added to NCR's authorized, but unissued shares. In 2002, NCR committed approximately $66 million to the repurchase of approximately 2.2 million shares under this program at an average price per share of $29.16. This program is expected to continue in 2003.

Under a separate share repurchase program, the Board of Directors on April 15, 1999, and October 21, 1999, authorized $500 million for share repurchases. As of December 31, 2002, the Company had purchased approximately $319 million of the total $500 million authorized. No shares were repurchased under this program in 2002.

Put Options At times, the Company sells put options that entitle the holder of each option to sell to the Company, by physical delivery, shares of common stock at a specified price. These options are recorded as equity as physical settlement is prescribed, although NCR may elect another means of settlement. However, amounts relating to the Company's repurchase obligations at the balance sheet date are reclassified to temporary equity until such time as the option is settled. In the third quarter of 2002, the Company sold put options for 0.4 million shares of common stock. These were exercised during the fourth quarter of 2002 at an average price of $25.24 per share. There were no put options outstanding at December 31, 2002. These put options were designated as part of the repurchase program approved by NCR's Board of Directors on November 21, 2000. NCR received net premiums related to Company put options of approximately $1 million in 2002. The put option activity is summarized as follows:

	Put Options Outstanding	
In millions	Number of Options	Potential Obligations
December 31, 2000	–	$ –
Sales	0.4	14.8
Exercises / Retirements	(0.4)	(14.8)
December 31, 2001	–	–
Sales	0.4	10.1
Exercises / Retirements	(0.4)	(10.1)
December 31, 2002	–	$ –

note 9 employee benefit plans

Pension and Postretirement Plans NCR sponsors defined benefit plans for substantially all U.S. employees and the majority of international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the United States, the benefits are based on a fixed dollar amount per year of service. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments and cash or cash equivalents.

Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. Non-U.S. employees are typically covered under government sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension and postretirement benefit plans were:

In millions	U.S. Pension Benefits 2002	U.S. Pension Benefits 2001	International Pension Benefits 2002	International Pension Benefits 2001	Postretirement Benefits 2002	Postretirement Benefits 2001
Change in benefit obligation						
Benefit obligation at January 1	$ 2,494	$ 2,408	$ 1,127	$ 1,185	$ 347	$ 332
Gross service cost	43	43	34	35	–	1
Interest cost	175	171	68	63	24	25
Amendments	–	–	(1)	3	(16)	–
Actuarial loss	148	24	76	(12)	35	31
Benefits paid	(160)	(152)	(71)	(88)	(43)	(42)
Currency translation adjustments	–	–	147	(57)	–	–
Other	–	–	–	(2)	–	–
Benefit obligation at December 31	$ 2,700	$ 2,494	$ 1,380	$ 1,127	$ 347	$ 347

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans follows:

In millions	U.S. Pension Benefits 2002	U.S. Pension Benefits 2001	International Pension Benefits 2002	International Pension Benefits 2001
Change in plan assets				
Fair value of plan assets at January 1	$ 2,686	$ 3,026	$ 1,089	$ 1,514
Actual return on plan assets	(327)	(196)	(56)	(332)
Company contributions	9	8	46	51
Benefits paid	(160)	(152)	(71)	(88)
Currency translation adjustments	–	–	128	(51)
Other	–	–	2	(5)
Fair value of plan assets at December 31	$ 2,208	$ 2,686	$ 1,138	$ 1,089

In 2002, global capital market developments resulted in negative returns on NCR's pension funds and a decline in the discount rate used to estimate the pension liability. As a result, the accumulated benefit obligation exceeded the fair value of plan assets and NCR was required to adjust the minimum pension liability recorded in the consolidated balance sheet. This $841 million charge decreased prepaid pension costs by $523 million, increased pension liabilities by $325 million, increased intangible assets by $7 million, increased deferred taxes by $290 million and increased other comprehensive loss by $551 million. This non-cash charge did not affect our 2002 earnings, cash flow or debt covenants, nor did it otherwise impact the business operations of the Company.

Accrued pension and postretirement benefit assets (liabilities) included in NCR's consolidated balance sheets at December 31 were:

In millions	U.S. Pension Benefits 2002	U.S. Pension Benefits 2001	International Pension Benefits 2002	International Pension Benefits 2001	Postretirement Benefits 2002	Postretirement Benefits 2001
Reconciliation to balance sheet						
Funded status	$ (492)	$ 192	$ (242)	$ (38)	$ (347)	$ (347)
Unrecognized net loss	951	190	731	410	74	40
Unrecognized prior service cost (benefit)	5	14	25	31	(33)	(26)
Unrecognized transition asset	(4)	(6)	1	1	–	–
Net amount recognized	$ 460	$ 390	$ 515	$ 404	$ (306)	$ (333)
Total recognized amounts consist of:						
Prepaid benefit cost	$ –	$ 471	$ 769	$ 633	$ –	$ –
Accrued benefit liability	(366)	(89)	(310)	(254)	(306)	(333)
Intangible asset	8	–	3	3	–	–
Accumulated other comprehensive income	818	8	53	22	–	–
Net amount recognized	$ 460	$ 390	$ 515	$ 404	$ (306)	$ (333)

The weighted average rates and assumptions utilized in accounting for these plans for the years ended December 31 were:

	U.S. Pension Benefits			International Pension Benefits			Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Discount rate	**6.8%**	7.3%	7.5%	**5.6%**	6.0%	5.9%	**6.8%**	7.3%	7.5%
Expected return on plan assets	**10.0%**	10.0%	10.0%	**8.9%**	9.5%	10.1%	**–**	–	–
Rate of compensation increase	**4.4%**	4.4%	4.4%	**3.7%**	3.6%	3.6%	**4.3%**	4.3%	4.3%

For postretirement benefit measurement purposes, NCR assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 10% and 6.0%, pre-65 and post-65, respectively, in 2002 to 5.0% by the year 2009. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:

In millions	1% Increase	1% Decrease
2002 service cost and interest cost	**$ 2**	**$ (1)**
Postretirement benefit obligation at December 31, 2002	**24**	**(23)**

The net periodic benefit (income) cost of the plans for the years ended December 31 are as follows:

	U.S. Pension Benefits			International Pension Benefits			Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
In millions									
Net service cost	**$ 43**	$ 43	$ 45	**$ 33**	$ 34	$ 33	**$ –**	$ 1	$ 1
Interest cost	**175**	171	168	**68**	63	66	**24**	25	24
Expected return on plan assets	**(288)**	(308)	(286)	**(128)**	(123)	(128)	**–**	–	–
Settlement charge (credit)	**–**	–	–	**1**	15	(8)	**–**	–	–
Curtailment charge (credit)	**–**	–	1	**3**	–	(1)	**–**	–	–
Amortization of:									
Transition asset	**(2)**	(12)	(12)	**–**	(8)	(9)	**–**	–	–
Prior service cost	**10**	11	12	**7**	11	11	**(9)**	(13)	(12)
Actuarial loss (gain)	**1**	(26)	(21)	**3**	5	5	**1**	–	–
Net benefit (income) cost	**$ (61)**	$(121)	$ (93)	**$ (13)**	$ (3)	$ (31)	**$ 16**	$ 13	$ 13

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value were $3,105 million, $2,924 million and $2,265 million, respectively, at December 31, 2002, and $439 million, $378 million and $39 million, respectively, at December 31, 2001.

Savings Plans All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $24 million in 2002 and $28 million in each of 2001 and 2000. The expense under international and subsidiary savings plans was $10 million, $9 million and $7 million in 2002, 2001 and 2000.

Other Postemployment Benefits NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of health care benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis. The expense under these plans was approximately $75 million, $37 million and $21 million for 2002, 2001 and 2000, respectively. The accrued postemployment liability at December 31, 2002 and 2001 was $99 million and $115 million, respectively.

note 10 financial instruments

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. These instruments primarily consist of foreign exchange forward contracts and options that are used to reduce the Company's exposure to changes in currency exchange rates. Derivatives used as a part of NCR's risk management strategy, which are designated at inception as highly effective cash-flow hedges, are measured for effectiveness both at inception and on an ongoing basis, with gains or losses deferred in other comprehensive income until the underlying hedged transaction is realized, canceled or otherwise terminated. The forward contracts and options generally mature within 12 months. The majority of NCR's foreign exchange forward contracts were to exchange pounds, euro and yen.

NCR has hedged certain foreign currency transactions of a long-term investment nature (net investments in foreign operations) with the resulting gains and losses recorded in the currency translation adjustment component of stockholders' equity. Foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow hedges, are recognized in the determination of income as exchange rates change.

Letters of Credit Letters of credit are purchased guarantees that ensure NCR's performance or payment to third parties in accordance with specified terms and conditions. Letters of credit may expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

Fair Value of Financial Instruments The fair values of debt and foreign exchange contracts are based on market quotes of similar instruments. The fair values of letters of credit are based on fees charged for similar agreements. The table below presents the fair value, carrying value and notional amount of foreign exchange contracts, debt and letters of credit at December 31, 2002 and 2001. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. These notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments.

		Carrying Amount		Fair Value	
	Contract Notional Amount	Asset	Liability	Asset	Liability
In millions					
2002					
Foreign exchange forward contracts	$ 90	$ 5	$ 14	$ 5	$ 14
Debt	–	–	306	–	327
Letters of credit	43	–	–	–	–
2001					
Foreign exchange forward contracts	$ 881	$ 15	$ 3	$ 15	$ 3
Foreign currency options	132	–	1	–	1
Debt	–	–	148	–	149
Letters of credit	50	–	–	–	–

Fair values of financial instruments represent estimates of possible value that may not be realized in the future.

Concentration of Credit Risk NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, short-term investments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. Moreover, the continued downturn in the U.S. economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. However, management believes that the reserves for potential losses are adequate. At December 31, 2002 and 2001, NCR did not have any major concentration of credit risk related to financial instruments.

Investment in Marketable Securities During the fourth quarter of 2002, NCR recognized a loss of $14 million for certain marketable securities in Japan that were considered other than temporarily impaired. The fair value of the Company's investments in marketable securities in aggregate was $38 million and $73 million at December 31, 2002 and 2001, respectively. The cost basis of the Company's investments in marketable securities was $43 million and $69 million at December 31, 2002 and 2001, respectively.

note 11 commitments and contingencies

Contingencies In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes the amounts provided in its consolidated financial statements, as prescribed by GAAP, are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2002 cannot currently be reasonably determined.

Environmental Matters NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site clean-up costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act (FWPCA) and comparable state statutes, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended, and comparable state statutes.

NCR is one of seven entities that have been formally notified by governmental and other entities (such as local Native American tribes) that they are PRPs for environmental claims under CERCLA and other statutes arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the Bay of Green Bay, in Wisconsin. NCR was identified as a PRP because of alleged PCB discharges from two carbonless copy paper manufacturing facilities it previously owned, which are located along the Fox River. Some parties contend that NCR is also responsible for PCB discharges from paper mills owned by other companies because carbonless paper manufactured by NCR was purchased by those mills as a raw material for their paper making processes. NCR sold the facilities in 1978 to the present owner, Appleton Papers Inc. (API), which has also been identified as a PRP. The other Fox River PRPs include P.H. Glatfelter Company, Georgia Pacific (formerly Fort James), WTM1 Co. (formerly Wisconsin Tissue, now owned by Chesapeake Corporation), Riverside Paper Corporation, and U.S. Paper Mills Corp. (owned by Sonoco Products Company).

The governmental and other entities making such claims against NCR and the other PRPs have agreed to coordinate their actions, including the assertion of claims against the PRPs. Additionally, certain claimants have notified NCR and the other PRPs of their intent to commence a natural resource damage (NRD) lawsuit, but have not as yet instituted litigation; and one of the claimants, the U.S. Environmental Protection Agency (USEPA), has formally proposed the Fox River site for inclusion on the CERCLA National Priorities List, but no action has yet been taken on this proposal.

As of the end of 2002, NCR's reserve for the Fox River matter was approximately $56 million. In 2001, NCR adjusted its reserve to account for the government's proposed clean-up plan, which included certain estimates regarding the total clean-up costs associated with the Fox River, among other things. The Company regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, make appropriate adjustments.

NCR's potential liability has been highly uncertain and continues to be so at this time. NCR's eventual liability–which is expected to be paid out over the next 20-40 or more years–will depend on a number of factors. In general, these factors include: (1) the total clean-up costs for the site; (2) the total natural resource damages for the site; (3) the share NCR and API will jointly bear of the total clean-up costs and natural resource damages as former and current owners of paper manufacturing facilities located along the Fox River; (4) the share NCR will bear of the joint NCR/API payments for clean-up costs and natural resource damages; and (5) NCR's transaction costs to defend itself in this matter. In setting the reserve, NCR has attempted to estimate a range of reasonably possible outcomes for each of these factors, although each range is itself highly uncertain. NCR used its best estimate within the range if that is possible. Where there is a range of equally probable outcomes, and there is no amount within that range that appears to be a better estimate than any other amount, NCR used the low-end of the range. Each of these factors is discussed below:

- For the first factor described above, total clean-up costs for the site, NCR determined that there is a range of equally probable outcomes, and that no estimate within that range was better than the other estimates. Accordingly, NCR used the low-end of that range, which was the government's estimate of the clean-up costs as set forth in the proposed clean-up plan. This amount was $370 million; however there can be no assurances that this amount will not be significantly higher. For example, one consultant has expressed an opinion that total clean-up costs for the site could be approximately $1.1 billion. In relying on the government estimates for clean-up costs, we assumed that neither the amount of dredging undertaken nor the cost per cubic yard of the dredging will vary significantly from the amounts contained in the proposed plan. The goverment's final clean-up plan for the first two areas of the Fox River that was released in January 2003, is generally consistent with the estimates for the corresponding portions of the proposed plan.

- Second, for total natural resource damages, NCR also determined that there is a range of equally probable outcomes, and that no estimate within that range was better than the other estimates. Accordingly, NCR used the low-end of that range, which was the lowest estimate in a 2000 government report on natural resource damages. This amount was $176 million.
- Third, for the NCR/API share of clean-up costs and natural resource damages, NCR examined figures developed by several independent, nationally-recognized engineering and paper-industry experts, along with those set forth in draft government reports. Again, the Company determined that there is a range of equally probable outcomes, and that no estimate within that range was better than the other estimates. Accordingly, NCR used the low-end of that range, which was primarily an estimate of the joint NCR/API percentage of direct discharges of PCBs to the river.
- Fourth, for the NCR share of the joint NCR/API payments, the Company estimated to pay approximately half of the total costs jointly attributable to NCR/API. This is based on a sharing agreement between NCR and API, the terms of which are confidential. This factor assumes that API is able to pay its share of the NCR/API joint share.
- Finally, for NCR's transaction costs to defend this matter, the Company estimated the costs that are likely to be incurred over the four-year period covered by the NCR/API interim settlement with the government (which is described below). This estimate is based on NCR's costs since this matter first arose in 1995 and estimates of what the Company's defense costs will be in the future.

NCR does not expect that there are any significant near-term changes to any of the above-described estimates that are likely to have a material effect on the amount of our accrual. However, there are other estimates for each of these factors which are significantly higher than the estimates described above. NCR believes there is such uncertainty surrounding these estimates that it cannot quantify the high-end of the range of such estimates.

NCR has discussed above the Company's overall, long-term exposure to the Fox River liability. However, NCR also has limited short-term liability for this matter. In December 2001, NCR and API entered into an interim settlement with the governmental agencies that limits NCR/API's joint cash payouts to $10.375 million per year over a four-year period beginning at the time of such interim settlement. Any portion of an annual $10.375 million installment not paid out in a given year will be rolled over and made available for payment during subsequent years up until December 10, 2005. In exchange for these payments, the governmental agencies have agreed not to take any enforcement actions against NCR and API during the term of the settlement. These payments are being shared by NCR and API under the terms of the confidential settlement agreement discussed above and will be credited against NCR's long-term exposure for this matter.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site where the estimated clean-up costs are taken directly from the governmental agencies' proposed clean-up plan and 2003 final clean-up plan for the first two parts of the Fox River), estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required remedial and restoration actions. Accruals are adjusted as further information develops or circumstances change. Management expects that the amounts accrued from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amounts of such liabilities (except for the Fox River site where the governmental agencies' proposed clean-up plan estimates certain long-term costs at net present worth), without deductions for insurance or third-party indemnity claims. Except for the sharing arrangement described above with respect to the Fox River site, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts would be reflected as receivables in the consolidated financial statements.

Legal Matters

Legal Proceedings In response to patent infringement assertions by LG Electronics (LGE), NCR filed suit against LGE in federal court in Ohio in June 2002 for a declaratory judgment that NCR's products do not infringe a number of LGE patents, primarily related to Intel chip technology. NCR also asserted claims that LGE products infringe several NCR e-commerce related patents. LGE filed counterclaims seeking damages and injunctive relief for alleged patent infringement by NCR. In addition, in August 2002, LGE filed suit against NCR Corporation, NCR Financial Solutions Ltd. and a third party in patent court in the United Kingdom alleging that NCR products infringe British counterparts of two of the patents at issue in the Ohio case. The Ohio case has been stayed at the request of both parties, and the British court has scheduled a hearing on potentially decisive preliminary issues for June 2003. Based upon the information presently available, no loss is probable in either case and we have not taken a reserve. If LGE were to prevail on its patent infringement claims, however, NCR could be subject to remedies that could have a material impact on the Company's operations.

In January 2001, NCR was joined to defend counterclaims in a case filed in Georgia state court in 1991 by Compris Technologies, Inc. (Compris), a software development company acquired by NCR through a stock purchase in 1997. Compris brought this suit against Techwerks, Inc. and related parties for breach of various provisions of a 1989 Asset Purchase and General Release Agreement pursuant to which Compris acquired rights to the Compris software. The defendants filed counterclaims seeking actual and punitive damages, in addition to the return of the Compris software and all derivative works, for alleged breaches of contract and conversion. In October 2002, the court granted NCR's motion for summary judgment and dismissed it from the case, finding no successor liability as to NCR Corporation. However, the court denied in part Compris' motion for summary judgment, permitting certain contract claims against Compris to go forward. NCR believes the claims against Compris are without merit. If Techwerks were to prevail, however, Compris could be subject to remedies that could have a material impact on the Company's operations.

Other Matters Pursuant to NCR's divestiture from AT&T Corp. in 1996, NCR is a party to mutual indemnification provisions that obligate NCR, AT&T and Lucent Technologies, Inc. to partially indemnify each other for certain liabilities accrued prior to the divestiture exceeding a threshold amount. NCR's share over the threshold amount for AT&T and Lucent liabilities is 3%. On August 9, 2002, Lucent notified NCR that it had entered into an out-of-court settlement of multiple class action lawsuits against Lucent and participants, and that Lucent intends to make a claim for contribution against NCR in accordance with the divestiture agreement. These lawsuits claimed damages for allegedly excessive charges in connection with leased residential telephone business operated by AT&T from 1984 until 1996, and thereafter by Lucent. Pursuant to the proposed settlement and the terms of the divestiture agreement, NCR established a $9 million pre-tax reserve for its estimated share of the proposed settlement-related costs. The actual cost of the settlement to NCR may be different depending on the number of claims submitted and accepted. NCR has not been advised of any other claims from AT&T or Lucent that presently appear likely to exceed the indemnity threshold in the divestiture agreement.

Guarantees and Product Warranties Guarantees associated with NCR's business activities are reviewed for appropriateness and impact to the Company's financial statements. During 2002, NCR's customers entered into various leasing arrangements coordinated by NCR with a leasing partner. These leases ranged in term from 31 months to 45 months. In some instances, NCR guarantees the leasing partner a minimum value at the end of the lease term on the leased equipment. In 2002, the maximum future payment obligation of this guaranteed value was $7 million; an associated liability of $6 million was also recorded.

NCR has equity investments in certain affiliates who have issued debt guarantees ranging from three to five years in length. Upon default, NCR's maximum amount of future payment obligation on these guarantees was $3 million in 2002, and no associated liability was recorded.

In support of NCR's global operations' use of suppliers and government obligations, the Company provides, through various local banks, payment guarantees and standby letters of credit. If the local organization is not able to make payment, the supplier or government agency may draw on the pertinent bank. In 2002, maximum future payment obligations relative to these various guarantees were $19 million of which NCR maintains a $1 million recorded liability.

NCR provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historic factors such as labor rates, average repair time, travel time, number of service calls per machine, and cost of replacement parts. Each business unit consummating a sale recognizes the total customer revenue and records the associated warranty liability using pre-established warranty percentages for that product class. Any additional warranty coverage requested by NCR's customers is accounted for as a maintenance contract and revenue is recognized over the contract life. The following table identifies the activity relating to the warranty reserve for 2002:

In millions	
Warranty reserve liability	
Beginning balance at January 1, 2002	$ 18
Accruals for warranties issued during 2002	39
Accruals relating to pre-existing warranties (including changes in accounting estimate)	–
Settlements (in cash or in kind) during 2002	(41)
Ending balance at December 31, 2002	$ 16

NCR also offers extended warranties to its customers. As described in Note 1 of Notes to Consolidated Financial Statements, NCR accounts for these extended warranties by deferring revenue equal to the fair value of the warranty and recognizes the deferred revenue over the extended warranty term. Amounts associated with these extended warranties are not included in the table above.

NCR provides its customers with indemnifications. In general, these indemnifications provide that NCR will indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. The fair value of these indemnifications is not readily determinable.

Leases NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses. Future minimum lease payments under non-cancelable leases as of December 31, 2002 for fiscal years 2003, 2004, 2005, 2006, 2007 and thereafter were $64 million, $49 million, $36 million, $30 million, $26 million and $137 million, respectively. In addition to the future minimum lease payments, NCR entered into an assigned lease guarantee in the United Kingdom that expires in 2010. The maximum future obligation of this assigned lease is $4 million. Total rental expense for operating leases was $71 million, $81 million and $83 million in 2002, 2001 and 2000, respectively.

note 12 segment information and concentrations

Operating Segment Information As part of NCR's re-engineering plan, the Company's executive management team made a number of strategic changes in how the Company manages its businesses. NCR is now managed through the following business units which are also the Company's operating segments: (1) Data Warehousing, (2) Financial Self Service, (3) Retail Store Automation, (4) Payment and Imaging, (5) Systemedia, (6) Customer Services and (7) Other, which primarily relates to third party hardware and related installation services in our high availability and networking services businesses and to a business that is not aligned to NCR's other segments.

NCR's Data Warehousing solutions serve a multitude of industries including retail, financial, telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer manufacturing and government entities. The Company's Financial Self Service solutions offer a complete line of ATM hardware and software, and related services, enabling businesses to reduce costs, generate new revenue streams and build customer loyalty. Financial Self Service solutions primarily serve the financial services industry, with particular focus on retail banking. NCR's Retail Store Automation solutions are designed to improve selling productivity and checkout processes, and increase service levels. Primarily serving the retail industry, Retail Store Automation solutions deliver traditional point-of-sale, web-enabled kiosk, self-checkout and electronic shelf label solutions. Systemedia develops, produces and markets a complete line of business consumables and products. The Company's Payment and Imaging solutions are designed to digitally capture, process and retain item-based transactions, thereby helping businesses reduce operating costs and increase efficiency. Payment and Imaging solutions mainly serve the financial services industry. Services are an essential component of each of our complete solution offerings, and the Customer Services division is a global leader in IT services delivery.

In recognition of the volatility of the effects of pension on operating income and to maintain operating focus on and analysis of business performance improvement, pension income or expense is excluded from segment operating income when evaluating business unit performance and is separately delineated to reconcile back to total Company reported operating income.

Installation-related services constitutes implementation and installation services within each segment and is an integral part of NCR's Customer Services segment. Operating management teams in Data Warehousing, Financial Self Service, Retail Store Automation, Payment and Imaging and Other, are accountable for the installation-related services revenue and operating income related to their respective businesses. Customer Services has shared responsibilities for installation-related services revenue and operating income for each segment, except Data Warehousing. As such, this revenue and operating income is also included in the results of the Customer Services segment. To reconcile back to total Company reported revenue and operating income, the installation-related services included in both the business segments and the Customer Services segment is adjusted.

The following table presents revenue by segment for the years ended December 31:

In millions	2002	2001	2000
Revenue by segment			
Data Warehousing			
Products	$ 668	$ 623	$ 670
Professional and installation-related services	334	334	291
Data Warehousing solution revenue	1,002	957	961
Data Warehousing Customer Service maintenance revenue	224	192	173
Total Data Warehousing revenue	1,226	1,149	1,134
Financial Self Service			
Products	912	939	937
Professional and installation-related services	183	175	140
Total Financial Self Service revenue	1,095	1,114	1,077
Retail Store Automation			
Products	504	622	665
Professional and installation-related services	210	212	229
Total Retail Store Automation revenue	714	834	894
Systemedia	518	503	502
Payment and Imaging			
Products	115	121	116
Professional and installation-related services	37	65	69
Total Payment and Imaging revenue	152	186	185
Customer Services			
Products	2	2	14
Professional and installation-related services	218	318	353
Customer Service maintenance:			
Financial Self Service	516	501	434
Retail Store Automation	462	438	465
Payment and Imaging	107	115	119
Other	486	594	560
Total Customer Services revenue	1,791	1,968	1,945
Other			
Products	166	238	274
Professional and installation-related services	121	166	225
Total Other revenue	287	404	499
Elimination of installation-related services revenue included in both the Customer Services segment and the other segments	(198)	(241)	(277)
Total revenue	$ 5,585	$ 5,917	$ 5,959
Reconciliation to consolidated product and services revenues:			
Total product revenue	$ 2,885	$ 3,048	$ 3,178
Total services revenue	2,700	2,869	2,781
Total revenue	$ 5,585	$ 5,917	$ 5,959

The following table presents operating income (loss) by segment for the years ended December 31:

In millions	2002	2001	2000
Operating income (loss) by segment			
Data Warehousing	$ 112	$ (53)	$ (60)
Financial Self Service	115	168	143
Retail Store Automation	(57)	10	4
Systemedia	6	1	8
Payment and Imaging	19	17	18
Customer Services	37	170	215
Other	(46)	(58)	(21)
Pension income	74	124	124
Elimination of installation-related services operating income included in both the Customer Services segment and the other segments	(50)	(78)	(128)
Income from operations excluding goodwill amortization and reconciling items	210	301	303
Goodwill amortization included in income from operations	–	(67)	(33)
Adjustments to reconcile operating income to GAAP[1]	(21)	(48)	(65)
Consolidated operating income	$ 189	$ 186	$ 205

[1] Income from operations by segment for 2002 excludes real estate consolidation and restructuring charges of $16 million and asset impairment charges of $5 million. Income from operations by segment for 2001 excludes a $39 million provision for loans and receivables related to CCC and $9 million of integration costs related to acquisitions. Income from operations by segment for 2000 excludes $38 million for restructuring and other related charges, $2 million for integration costs related to acquisitions and $25 million for in-process R&D charges.

The assets attributable to NCR's segments consist primarily of accounts receivable, inventories, manufacturing assets, capitalized software and goodwill dedicated to a specific solution. Assets not attributable to segments consist primarily of fixed assets not dedicated to a specific segment, deferred tax assets, prepaid pension costs, cash, cash equivalents and short-term investments. Segment assets at December 31 were:

In millions	2002	2001	2000
Segment assets			
Data Warehousing	$ 531	$ 549	$ 541
Financial Self Service	431	408	445
Retail Store Automation	299	278	324
Systemedia	184	196	207
Payment and Imaging	50	55	58
Customer Services	464	476	519
Other	62	404	488
Segment assets	2,021	2,366	2,582
Assets not attributable to segments	2,651	2,489	2,524
Consolidated assets	$ 4,672	$ 4,855	$ 5,106

Revenues are attributed to geographic areas/countries based principally upon the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2002	%	2001	%	2000	%
Revenue by geographic area						
United States	$ 2,396	43%	$ 2,550	43%	$ 2,707	45%
Americas (excluding United States)	383	7%	459	8%	432	7%
Europe/Middle East/Africa	1,671	30%	1,788	30%	1,681	28%
Japan	483	9%	504	9%	576	10%
Asia/Pacific (excluding Japan)	652	11%	616	10%	563	10%
Consolidated revenue	$ 5,585	100%	$ 5,917	100%	$ 5,959	100%

The following table presents certain long-lived assets, primarily composed of property, plant and equipment, prepaid pension, capitalized software and goodwill by country at December 31:

In millions	2002	2001	2000
Long-lived assets			
United States	$ 610	$ 1,251	$ 1,279
Japan	154	201	228
All other countries	1,082	1,074	1,105
Consolidated long-lived assets	$ 1,846	$ 2,526	$ 2,612

Concentrations No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2002, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse impact on NCR's operations. NCR also does not have a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse impact on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial databases and other central components. There can be no assurances that any sudden impact to the availability or cost of these technologies would not have a material adverse impact on NCR's operations.

note 13 quarterly information (unaudited)

In millions, except per share amounts	First[1]	Second	Third	Fourth	Total
2002					
Total revenues	$ 1,247	$ 1,380	$ 1,377	$ 1,581	$ 5,585
Gross margin	350	401	396	440	1,587
Operating income (loss)	9	51	53	76	189
Net (loss) income	(344)	26	41	57	(220)
Net (loss) income per share:					
Basic	$ (3.51)	$ 0.26	$ 0.42	$ 0.58	$ (2.25)
Diluted	(3.41)	0.25	0.42	0.57	(2.21)
2001					
Total revenues	$ 1,376	$ 1,499	$ 1,442	$ 1,600	$ 5,917
Gross margin	410	463	408	513	1,794
Operating income (loss)	(19)	59	35	111	186
Net income (loss)	117	35	(6)	71	217
Net income (loss) per share:					
Basic	$ 1.22	$ 0.36	$ (0.07)	$ 0.73	$ 2.25
Diluted	1.18	0.35	(0.07)	0.72	2.18

[1] The net loss, net loss per basic share and net loss per diluted share, includes the impact of the cumulative effect of accounting change of $348 million (net-of-tax) related to the goodwill transitional write-down. The transitional analysis was completed after the filing of the first quarter Form 10-Q and the effect of this write-down was retroactively recorded as of January 1, 2002. The Form 10-Q filed as of March 31, 2002, did not contain the impact of this transitional write-down.

selected financial data

For the year ended December 31 In millions, except per share amounts	2002 [1]	2001 [2]	2000 [3]	1999 [4]	1998 [5]
Revenue	$ 5,585	$ 5,917	$ 5,959	$ 6,196	$ 6,505
Income from operations	189	186	205	78	102
Other expense (income), net	58	62	(70)	(157)	(110)
Income tax expense (benefit)	3	(97)	97	(102)	90
Net (loss) income	(220)	217	178	337	122
Net (loss) income per common share					
Basic	$ (2.25)	$ 2.25	$ 1.87	$ 3.45	$ 1.21
Diluted	(2.21)	2.18	1.82	3.35	1.20
At December 31					
Total assets	$ 4,672	$ 4,855	$ 5,106	$ 4,895	$ 4,892
Debt	311	148	107	77	83
Stockholders' equity	1,325	2,027	1,758	1,596	1,447
Cash dividends	–	–	–	–	–
Number of employees and contractors	30,100	31,400	32,900	32,800	33,100

[1] Income from operations for 2002 includes real estate consolidation and restructuring charges of $16 million and asset impairment charges of $5 million. Net income includes a $348 million cumulative effect of accounting change charge for goodwill impairment relating to the adoption of Statement of Financial Accounting Standards No. 142, real estate consolidation impairment charges of $8 million, marketable securities write-down to fair value in Japan of $14 million, a charge of $9 million for a Lucent indemnification claim, and an income tax benefit of $35 million relating to tax refunds, tax planning and use of foreign tax credits.

[2] Income from operations for 2001 includes a $39 million provision for loans and receivables related to CCC, $9 million of integration costs related to acquisitions and $67 million of goodwill amortization. Net income for 2001 includes the after-tax impacts of a $39 million provision for loans and receivables with CCC, $9 million of integration costs related to acquisitions, $40 million for a charge associated with the Fox River environmental matter, a $1 million provision for interest receivables related to CCC, a $138 million tax benefit from the resolution of international income tax issues, $4 million cumulative effect of adopting Statement of Financial Accounting Standards No. 133 and $74 million of goodwill amortization.

[3] Income from operations for 2000 includes $38 million for restructuring and other related charges, $25 million for in-process R&D charges related to acquisitions, $2 million for integration costs related to acquisitions and $33 million of goodwill amortization. Net income for 2000 includes the after-tax impact of goodwill amortization of $39 million.

[4] Income from operations for 1999 includes $125 million for restructuring and other related charges and $20 million of goodwill amortization. Net income for 1999 includes the after-tax impacts of $125 million for restructuring and other related charges, $98 million of gains from significant asset dispositions, $232 million of favorable impact from a tax valuation allowance release and $23 million of goodwill amortization.

[5] Income from operations for 1998 includes a $50 million non-recurring pension charge. Net income for 1998 includes the after-tax impacts of $50 million for a non-recurring pension charge and a $55 million significant gain from an asset disposition.

annual meeting

Stockholders are invited to attend NCR's Annual Meeting of Stockholders at 9:30 a.m. on April 23, 2003, to be held at:

NCR Auditorium
World Headquarters Building
1700 S. Patterson Blvd.
Dayton, OH 45479

stockholder account inquiries

Inquiries concerning stockholder accounts or NCR's Direct Stock Purchase/Sell Program should be directed to:

NCR Corporation
c/o Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660

Ph. 800-NCR-2303
(800-627-2303)

Ph. 201-329-8354
(Outside the U.S.)

Account information can also be obtained via e-mail at shrrelations@melloninvestor.com, or by visiting NCR's stock transfer agent's web site at http://www.melloninvestor.com.

ncr annual report on form 10-k

Copies of the Company's Annual Report to the Security and Exchange Commission (SEC) on Form 10-K for 2002 and prior years can be seen in the "Investor" section of NCR's website at www.ncr.com. NCR's other SEC filings are also available on this website.

investor relations

Investor Relations inquiries and requests for NCR's Form 10-K, annual report and other financial information can be obtained without charge by writing or calling:

NCR Investor Relations
1700 S. Patterson Blvd.
Dayton, OH 45479
Ph. 937-445-5905
investor.relations@ncr.com
http://investor.ncr.com

Shareholders can help NCR reduce printing and mailing costs by electing to view NCR's annual reports and proxy statements online versus receiving hard copies. If you would like to participate, please indicate consent on your proxy card or log on to Mellon Investor Services at www.melloninvestor.com.

ncr executive officers

Mark Hurd
President and Chief Executive Officer

Earl Shanks
Senior Vice President and Chief Financial Officer

Wilbert Buiter
Senior Vice President, Human Resources

Gerald Gagliardi
Senior Vice President, Worldwide Customer Services Division

Jonathan Hoak
Senior Vice President and General Counsel

Mark Quinlan
Vice President, Systemedia Division

Mohsen Sohi
Senior Vice President, Retail Solutions Division

Keith Taylor
Senior Vice President, Financial Solutions Division

common stock information

NCR common stock is listed on the New York Stock Exchange and trades under the symbol NCR. The following table presents the high and low per-share sales prices for NCR stock for each quarter of 2002 and 2001 as well as the per-share closing sales price on the last trading day of each such quarter:

2002	High	Low	Close
1st Quarter	$ 45.49	$ 36.80	$ 44.75
2nd Quarter	$ 44.90	$ 33.30	$ 34.60
3rd Quarter	$ 35.95	$ 19.35	$ 19.80
4th Quarter	$ 29.01	$ 18.80	$ 23.74

2001	High	Low	Close
1st Quarter	$ 49.70	$ 37.50	$ 39.03
2nd Quarter	$ 50.00	$ 35.27	$ 47.00
3rd Quarter	$ 48.65	$ 28.93	$ 29.65
4th Quarter	$ 39.50	$ 28.59	$ 36.86

At December 31, 2002, there were 97,017,430 shares of NCR common stock outstanding. NCR has not paid cash dividends on its outstanding common stock to date and does not anticipate the payment of cash dividends on its common stock in the foreseeable future.

ncr board of directors



Chairman of the Board **Lars Nyberg** joined NCR in 1995. Mr. Nyberg also served as Chief Executive Officer of NCR from 1995 until March 14, 2003. Prior to coming to NCR, he held various senior management positions with Philips Electronics NV, including serving as Chairman and Chief Executive Officer of Philips' Communications and Computer Divisions. Mr. Nyberg has been a director of NCR since 1995 and is also a director of Sandvik AB and Snap-On Incorporated.

Edward P. "Pete" Boykin joined Computer Sciences Corporation ("CSC") in 1966 and has been President and Chief Operating Officer since July 2001. From 1998 to 2001, he held a number of senior management positions at CSC. From 1996 to 1998, Mr. Boykin was President of The Pinnacle Alliance, a CSC-managed organization providing information technology outsourcing and other services to J.P. Morgan. Mr. Boykin became a director of NCR on June 5, 2002.

Mark P. Frissora became Chairman and Chief Executive Officer of Tenneco Automotive Inc. ("Tenneco") in March 2000, after serving as its President and Chief Executive Officer from November 1999. From 1998 to November 1999, he held senior management positions at Tenneco's automotive subsidiary, Tenneco, Inc. Mr. Frissora became a director of NCR on June 5, 2002, and is also a director of Tenneco.

On March 14, 2003, Mark V. Hurd became a director of NCR and its Chief Executive Officer.

David R. Holmes was Chairman of The Reynolds and Reynolds Company from 1990 to January 1, 2002. Mr. Holmes also served as its Chief Executive Officer from 1989 to November 2000, and its President from 1989 to May 1999. Mr. Holmes became a director of NCR on January 1, 1997, and is a director of The Dayton Power & Light Company and OMNOVA Solutions Inc.

Linda Fayne Levinson has been a partner with GRP Partners, a private equity investment fund since 1997. From 1994 to 1999, she was President of Fayne Levinson Associates, an independent consulting firm. Ms. Levinson has also served as an executive with Creative Artists Agency Inc. and as a partner in the merchant banking operations of Alfred Checchi Associates, Inc. Ms. Levinson became a director of NCR on January 1, 1997. She is also a director of Administaff, Inc., Jacobs Engineering Group Inc., LastMinute.com plc, and Overture Services, Inc.

On December 31, 1999, **James R. Long** retired as Executive Vice President of Nortel Networks Corp. ("Nortel") and President of its Enterprise Networks business, positions he held from 1994 and 1998, respectively. Prior to 1998, he held senior management positions at Nortel, including President of Nortel World Trade, Group Executive Asia, and Corporate Vice President of Quality. Mr. Long became a director of NCR on October 16, 1998, and is also a director of 3Com Corporation, Cypress Semiconductor Corporation, and Symon Communications, Inc.

C.K. Prahalad is the Harvey Freuhauf Professor of Business Administration at The University of Michigan. Mr. Prahalad is a nationally recognized specialist in corporate strategy and the role of top management in large, diversified, multi-national corporations. From May 2000 until May 2002, he was Chairman of PRAJA, Inc., a software company located in San Diego, California. Mr. Prahalad became a director of NCR on January 1, 1997, and is also a director of Hindustan Lever Limited, India, and World Resources Institute, Washington, D.C., a non-governmental organization.

Since 1994, **James O. Robbins** has served as President and Chief Executive Officer of Cox Communications, Inc. He was President of the Cable Division of Cox Enterprises, Inc., from 1985 to 1994. Mr. Robbins became a director of NCR on January 1, 1997, and is also a director of Cox Communications, Inc., and serves on the Advisory Board of Forstmann Little and Co.

William S. Stavropoulos was re-appointed President and Chief Executive Officer of The Dow Chemical Co. on December 13, 2002. He also serves as Chairman of the Board of Directors and Chairman of the Executive Committee of Dow Chemical, a position he has held since 1995. From 1995 until November 2000, he was the President and Chief Executive Officer of Dow Chemical. Mr. Stavropoulos became a director of NCR on January 1, 1997. He is also a director of BellSouth Corporation, Chemical Financial Corporation, and Maersk Inc., and is a trustee of the Fidelity Group of Funds.

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NCR Corporation
1700 S. Patterson Blvd.
Dayton, Ohio 45479

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